Filed by Aimfinity Investment Merger Sub I
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Aimfinity Investment Merger Sub I
Commission File No.: 333-284658
Date: July 29, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 29, 2025 (July 25, 2025)

AIMFINITY INVESTMENT CORP. I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41361	N/A
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification Number)

221 W 9th St, PMB 235
Wilmington, Delaware 19801

(Address of principal executive offices)

(425) 365-2933

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, consisting of one New Unit and one Class 1 redeemable warrant, each exercisable for one Class A ordinary share at an exercise price of $11.50	AIMUF	OTC Market Group, Inc.
New Units, consisting of one Class A ordinary share and one-half of one Class 2 redeemable warrant, each full exercisable for one Class A ordinary share at an exercise price of $11.50	AIMTF	OTC Market Group, Inc.
Class 1 redeemable warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50	AIMWF	OTC Market Group, Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

As previously disclosed by Aimfinity Investment Corp. I (“AIMUF” or the “Company”) in its Current Report on Form 8-K filed on October 16, 2023, on October 13, 2023, the Company entered into that certain Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), with Docter Inc., a Delaware corporation (“Docter”), Aimfinity Investment Merger Sub I, a Cayman Islands exempted company and wholly-owned subsidiary of AIMUF (the “Purchaser”), and Aimfinity Investment Merger Sub II, Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser (“Merger Sub”), pursuant to which AIMUF will complete a business combination (the “Business Combination”) with Docter that involves a reincorporation merger and an acquisition merger. The Purchaser shall survive the Business Combination and be referred to as “PubCo” after the Business Combination.

Under Section 9.6 of the Merger Agreement, the parties agreed to use reasonable commercial effort to obtain transaction financing to support the Business Combination.

On July 25, 2025, Horn Enterprise Co., Ltd., a Taiwanese company and the wholly-owned subsidiary of Docter (“Horn”), issued a non-interest bearing promissory note (each, a “Horn Note,” collectively, the “Horn Notes”) to each of Ji-Jung Chou, a Taiwanese national, and Shi-Jyun Lan, a Taiwanese national (each, an “Investor,” collectively, the “Investors”), respectively. Each Horn Note has a principal amount of $45,000,000 New Taiwanese Dollar (or approximately $1,536,413) Horn borrowed from each Investor. In connection with the issuance of the Horn Notes, on the same day, the Purchaser, Horn and each of the Investors entered into a stock purchase agreement (each, a “SPA”, collectively, the “SPAs”), pursuant to each of which, each Investor agreed to purchase from Purchaser and Purchaser agreed to sell to each Investor such number of ordinary shares of the Purchaser, par value $0.0001 per share (the “Purchaser Shares”), equal to (i) the aggregated outstanding principal amount of the Horn Notes divided by (ii) $10.00, immediately prior to or upon the Closing (as defined in the Merger Agreement) of the Business Combination. The Investors shall accept the Purchaser Shares as satisfaction of the payment of the Horn Notes in lieu of repayment of the Horn Notes to Horn in cash. The Purchaser has also granted customary demand and piggy-back registration rights to each of the Investors. The Purchaser Shares will be issued pursuant to the exemption from registration under Section 4(a)(2) of the Securities Act.

The foregoing description of the SPAs and the Horn Notes does not purport to be complete and is qualified in its entirety by reference to the full text of each of the SPAs and the Horn Notes, which are filed as Exhibits 10.1 through 10.4 hereto and are incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

SPAs and Horn Notes

The disclosures set forth above in Item 1.01 of this Current Report on Form 8-K are incorporated by reference herein.

July Monthly Extension

On January 9, 2025, the Company held an extraordinary general meeting, where the shareholders of the Company approved to amend the Company’s amended and restated memorandum and articles of associations (the “Charter”) to allow the Company until January 28, 2025 to consummate an initial business combination and may elect to extend the period to consummate an initial business combination up to nine times, each by an additional one-month period (each, a “Monthly Extension”), for a total of up to nine months to October 28, 2025, by depositing into the Company’s trust account (the “Trust Account”) an amount equal to $0.05 for each public share for each one-month extension.

On July 28, 2025, the Company issued an unsecured promissory note of $55,824 (the “Extension Note”) to I-Fa Chang, a member and manager of Aimfinity Investment LLC, the sponsor of the Company (the “Sponsor”), as the Sponsor’s designee, to evidence the payments made for $55,824 (the “New Monthly Extension Payment”) to be deposited into the Trust Account for the public shareholders, which enables the Company to extend the period of time it has to consummate the Business Combination by one month from July 28, 2025 to August 28, 2025 (the “New Extension”). The New Extension is the seventh of nine possible Monthly Extensions permitted under the Charter.

Pursuant to the Extension Note, and a certain exchange agreement, dated April 8, 2025, by and among the Company, Mr. Chang and certain other parties to the Merger Agreement, upon the closing of the Business Combination by and between the Company and Docter, the balance of the Extension Note, unless repaid in part or in full, will automatically be exchanged for such number of PubCo ordinary shares at a conversion price of $10.00 per share. The Extension Note was issued pursuant to the exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).

A copy of the Extension Note is filed as Exhibit 10.5 to this Current Report on Form 8-K and is incorporated herein by reference. The disclosures set forth in this Item 2.03 are intended to be summaries only and are qualified in their entirety by reference to the Note.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosures set forth above in Items 1.01 and 2.03 of this Current Report on Form 8-K are incorporated by reference herein.

Item 7.01 Regulation FD Disclosure.

On July 28, 2025, the Company issued a press release (the “Press Release”) announcing the New Extension. A copy of the Press Release is furnished as Exhibit 99.1 hereto. The information in this Item 7.01 and Exhibit 99.1 furnished hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 8.01. Other Events

The registration statement/proxy statement in Form F-4 in connection with the Business Combination (File Number 333-284658, the “Registration Statement”) contains the unaudited pro forma condensed combined balance sheet as of June 30, 2024 which gives pro forma effect to the Business Combination as if it had been consummated as of that date. The basis of such pro forma presentation assumes different scenarios of the redemption requests by the Company’s public shareholders.

On March 27, 2025, the Company held an extraordinary general meeting of the shareholders (the “EGM”) in connection with the Business Combination at which the shareholders of the Company approved the business Combination.

In connection with the EGM, holders of 1,072,957 shares of Class A ordinary shares of the Company exercised redemption rights. Thus, the updated unaudited pro forma condensed combined financial information included in this report is presented based on the actual redemption requests by the Company’s public shareholders and gives consideration of:

●	The Purchase Agreement as previously disclosed in the Current Report on Form 8-K filed on May 30, 2025;

●	The conversion of the outstanding extension loan and working capital loan of the Company as previously disclosed in the Current Report on Form 8-K filed on April 9, 2025;

●	The conversion of the outstanding promissory notes of Docter as previously disclosed in the Current Report on Form 8-K filed on April 9, 2025;

●	The Discharge Agreements as previously disclosed in the Current Report on Form 8-K filed on June 18, 2025;

●	The SPA and Notes as disclosed in Item 1.01 of this Current Report on Form 8-K; and

●	The estimated monthly burn rate of Docter for the 12-month period from July 1, 2024 to June 30, 2025.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of SEC Regulation S-X, as amended by the final rule, Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses. Release No. 33-10786 replaced the previous pro forma adjustment criteria with simplified requirements to depict the accounting for the Transactions (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Management has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The adjustments presented in the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the combined company reflecting the Transactions.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the combined company.

The unaudited pro forma condensed combined balance sheet as of June 30, 2024 has been prepared using, and should be read in conjunction with, the following:

●	AIMUF’s unaudited consolidated balance sheet as of June 30, 2024 and the related notes included elsewhere in the Company’s Quarterly Report on Form 10-Q filed on August 13, 2024, through which we derived AIMUF’s unaudited consolidated balance sheet as of June 30, 2024; and

●	Docter’s unaudited condensed consolidated balance sheet as of June 30, 2024 and the related notes included elsewhere in the Company’s proxy statements on Form DEFM14A filed on March 6, 2025.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024, and for the year ended December 31, 2023 has been prepared using, and should be read in conjunction with, the following:

●	AIMUF’s unaudited consolidated statement of operations for the six months ended June 30, 2024 and the related notes included elsewhere in the Company’s Quarterly Report on Form 10-Q filed on August 13, 2024, through which we derived AIMUF’s unaudited consolidated statement of operations for the six months ended June 30, 2024; and

●	Docter’s unaudited condensed consolidated statement of operations for the six months ended June 30, 2024 and the related notes included elsewhere in the Company’s proxy statements on Form DEFM14A filed on March 6, 2025.

●	AIMUF’s consolidated statement of operations for the year ended December 31, 2023 and the related notes included elsewhere in the Company’s Annual Report on Form 10-K filed on April 12, 2024; and

●	Docter’s consolidated statement of operations for the year ended December 31, 2023 and the related notes included elsewhere in the Company’s proxy statements on Form DEFM14A filed on March 6, 2025.

Description of the Business Combination

On October 13, 2023, AIMUF, PubCo, Merger Sub, and Docter entered into the Merger Agreement, pursuant to which among other things, AIMUF will merge with and into PubCo, with PubCo as the surviving entity (the “Reincorporation Merger”); one business day after the Reincorporation Merger, Merger Sub will be merged with and into Docter, resulting in Docter being a wholly owned subsidiary of PubCo. Upon consummation of the Business Combination, PubCo shall be renamed as “Inkwater Holding Inc.”

Accounting for the Business Combination

The Business Combination will be accounted for as a “reverse recapitalization” in accordance with ASC 805-10-55-12 through 55-15. Under this method of accounting, AIMUF will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the Business Combination, Docter’s stockholders are expected to have a majority of the voting power of the Combined Company, Docter will comprise all of the ongoing operations of the Combined Company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Docter issuing shares for the net assets of AIMUF, accompanied by a recapitalization. The net assets of AIMUF will be stated at historical costs. No goodwill or other intangible assets will be recorded. Operations prior to the Business Combination will be those of Docter.

Basis of Pro Forma Presentation

The unaudited pro forma combined financial information included in this Form 8-K has been prepared using actual redemption of AIMUF’s public shares, assumes that: (i) no PubCo Warrants are exercised and (ii) no Earnout Shares are issued and outstanding.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

The following table illustrates estimated ownership levels in the Combined Company, immediately following the consummation of the Business Combination, based on actual redemption requests by the Public Shareholders and the following assumptions:

Holders of PubCo Ordinary Shares	Pro Forma Combined
	No. of Shares	Ownership %
AIMUF Public Shareholders (1)	43,519	0.4%
AIMUF Initial Shareholders (2)	2,504,500	24.6%
Aimfinity Investment LLC (3)	1,692,500	16.6%
Imperii Strategies LLC (former Sponsor member) (4)	772,000	7.6%
Xin Wang (former AIMUF director) (5)	10,000	0.1%
Joshua Gordon (former AIMUF director) (5)	10,000	0.1%
James J. Long (former AIMUF director) (5)	10,000	0.1%
Nicholas Torres III (former AIMUF director) (5)	10,000	0.1%
Docter Stockholders (6)	6,000,000	58.9%
AIMUF Independent Director Compensation Shares (7)	30,000	0.3%
Kevin D. Vassily (current AIMUF director)	10,000	0.1%
Hanzhong (Han) Li (current AIMUF director)	10,000	0.1%
Teng-Wei Chen (current AIMUF director)	10,000	0.1%
Docter Financial Advisor Compensation Shares (8)	20,000	0.2%
Working Capital Units held by I-Fa Chang (9)	150,000	1.5%
PubCo Ordinary Shares held by I-Fa Chang (10)	687,054	6.7%
US Tiger Compensation Shares (11)	132,875	1.3%
D. Boral Compensation Shares (11)	132,875	1.3%
Additional PubCo Ordinary Shares to be issued for AIMUF Working Capital Loans (9)	83,807	0.8%
Additional PubCo Ordinary Shares to be issued for Docter Working Capital Loans (12)	103,019	1.0%
Additional PubCo Ordinary Shares to be issued for Horn PIPE Investors (13)	307,282	3.0%
Total	10,194,931	100.0%

(1)	As of the date of this current report on Form 8-K, there are 43,519 Class A ordinary shares, par value $0.0001 per share of AIMUF (the “Class A Ordinary Shares”), held by public shareholders (the “Public Shares”) issued and outstanding that are subject and available to redemption.

(2)	The equity interests held by certain initial shareholders of AIMUF (the “Initial Shareholders”) following the Business Combination include ordinary shares of PubCo, par value $0.0001 per share (the “PubCo Ordinary Shares”) in exchange for an aggregate of 2,504,500 AIMUF Ordinary Shares held by the Initial Shareholders.

(3)	Includes PubCo Ordinary Shares in exchange for: 1,652,500 Class B ordinary shares, par value $0.0001 per share of AIMUF (the “Class B Ordinary Shares”), held by Aimfinity Investment LLC (the “Sponsor”), 40,000 Class B Ordinary Shares that are in the process of being transferred from certain former directors and officers of AIMUF to the Sponsor pursuant to certain share repurchase agreement between the Sponsor and Xin Wang, Joshua Gordon, James J. Long and Nicholas Torres III, dated March 16, 2023.

(4)	Includes PubCo Ordinary Shares in exchange for: 492,000 Class A Ordinary Shares underlying the private placement units sold in a private placement consummated simultaneously with the initial public offering of AIMUF and 280,000 Class B Ordinary Shares held by Imperii Strategies LLC, a former member of the Sponsor, for the benefits for itself and two other former members of the Sponsor, pursuant to certain distribution arrangements by the Sponsor to its then members on March 16, 2023.

(5)	Includes PubCo Ordinary Shares in exchange for: 10,000 Class B Ordinary Shares held by the former director and excludes 10,000 Class B Ordinary Shares that are in the process of being transferred from certain former directors and officers of AIMUF to the Sponsor pursuant to certain share repurchase agreement between the Sponsor and the former directors, dated March 16, 2023.

(6)	Includes PubCo Ordinary Shares exchanged for 100% issued and outstanding shares of Docter stock at $10.00 per share.

(7)	Pursuant to the Merger Agreement, each then serving independent directors of AIMUF shall receive 10,000 PubCo Ordinary Shares upon closing of the Business Combination (the “Closing”).

(8)	Pursuant to a certain engagement letter, by and between Docter and Henry Guo, as exclusive financial advisor, dated December 22, 2024, Henry Guo shall receive 20,000 PubCo Ordinary Shares upon Closing.

(9)	Pursuant to an exchange agreement (the “AIMUF Exchange Agreement”), dated April 8, 2025, by and among the Company, Purchaser, Docter, and Mr. Chang, as the holder of certain Working Capital Notes and the Extension Notes (as defined therein), all $1,472,471 under the Extension Notes and $27,529 under the Working Capital Notes will be converted into 150,000 private placement units of AIMUF, and the remaining balance of the Working Capital Notes, including any working capital loans that may be provided prior to the closing of the Business Combination, less $27,529 will be exchanged for such number of PubCo Ordinary Shares at a conversion price of $10.00 per share.

(10)	Pursuant to a certain securities purchase agreement, dated May 27, 2025, by and between Purchaser and I-Fa Chang, AIMUF’s related party, and Inkrock Holding Limited, a British Virgin Islands company, Purchaser issued 687,054 ordinary shares, par value $0.0001 per share to I-Fa Chang in exchange for acquiring the control of Inkrock Holding Limited from I-Fa Chang. Inkrock Holding Limited owns real property located in Mercer Island, Washington State.

(11)	On June 13, 2025, the Company, Purchaser, Merger Sub, and Docter entered into agreements for the satisfaction and discharge of indebtedness (each a “Discharge Agreement”, together, the “Discharge Agreements”) with D. Boral Capital LLC (f/k/a EF Hutton LLC, division of Benchmark Investments, LLC, “D. Boral”) and US Tiger Securities, Inc. (“US Tiger”), respectively. D. Boral and US Tiger were the underwriters (collectively, the “Underwriters”) of the initial public offering of AIMUF (“IPO”) and the Discharge Agreements have identical terms and conditions. Pursuant to the Discharge Agreements, in lieu of payment of the deferred underwriting commission of $2,817,500 (“Deferred Commission”), each of D. Boral and US Tiger will accept (1) $80,000 in cash at Closing; and (2) 132,875 PubCo Ordinary Shares at Closing, subject to any adjustments as provided in the Discharge Agreement.

(12)	On April 8, 2025, Purchaser, Docter, and Horn Enterprise Co., Ltd. (“Horn Enterprise”), the wholly-owned subsidiary of Docter, entered into two separate exchange agreements (the “Docter Exchange Agreements”) with Mr. Hsin-Ming Huang, CEO of Docter and Horn Enterprise, and Ms. Yi-Jun Ye, a Taiwanese national, respectively, each of which had previously loaned funds to Docter and/or Horn (the “Docter Note Holders”), pursuant to which the Docter Note Holders agree to convert all outstanding principal and interest of loans owed by Docter or Horn Enterprise as of the closing of the Business Combination into such number of PubCo Ordinary Shares at a conversion price of $10.00 per share.

(13)	On July 25, 2025, Purchaser and Horn Enterprise entered into a stock purchase agreement with each of Ji-Jung Chou, a Taiwanese national, and Shi-Jyun Lan, a Taiwanese national (together with Ji-Jung Chou, the “Horn PIPE Investors”), pursuant to each of which, each Horn PIPE Investor agreed to purchase from Purchaser such number of ordinary shares of Purchaser, par value $0.0001 per share (the “Purchaser Shares”), equal to the outstanding principal amount of a non-interest bearing loan of $45,000,000 New Taiwanese Dollar (or approximately $1,536,413) Horn borrowed from such PIPE Investor, divided by $10.00, immediately prior to or at the closing of the Business Combination. The PIPE Investors shall accept the Purchaser Shares as satisfaction of the payment of their loans in lieu of repayment of loans by Horn in cash.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2024

	AIMUF				(2) DOCTER	Acutal Redemptions
		Transaction				Transaction
	(1)	Accounting				Accounting		Pro Forma
	(Historical)	Adjustments	Note	(Pro Forma)	(Historical)	Adjustments	Note	Combined

Assets:
Current assets:
Cash and cash equivalents	$4,895	$-		$4,895	$7	$13,543,354	(D)	$828,764
						(160,000)	(E)
						(13,015,449)	(O)
						3,072,820	(Q)
						(2,616,863)	(R)
Accounts receivable, net	-	-		-	3,781	-		3,781
Prepaid expenses and other current assets	40,500	-		40,500	18,947	-		59,447
Total current assets	45,395	-		45,395	22,735	823,862		891,992

Finance lease	-	-		-	3,346	-		3,346
Property	-	-		-	-	6,870,549	(P)	6,870,549
Deferred transaction costs	-	-		-	754,779	(754,779)	(J)	-
Investments held in Trust Account	35,683,308	1,166,975	(A)	13,543,354	-	(13,543,354)	(D)	-
	-	471,648	(B)	-	-	-		-
	-	(23,778,577)	(C)	-	-	-		-
Total Assets	$35,728,703	$(22,139,954)		$13,588,749	$780,860	$(6,603,722)		$7,765,887

Liabilities, Temporary Equity, and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued expenses	$532,128	$-		$532,128	$956,959	$590,722	(J)	$2,567,505
	-	-		-	-	487,696	(I)	-
Advances from customers	-	-		-	13,251	-		13,251
Due to related parties	-	-		-	635,433	(558,393)	(H)	77,040
Extension loan - related party	945,000	471,648	(B)	1,416,648	-	(1,416,648)	(G)	-
Working capital loan - related party	921,428	-		921,428	-	(921,428)	(G)	-
Promissory note	-	-		-	471,797	(471,797)	(H)	-
Finance lease liabilities, current	-	-		-	4,086	-		4,086
Total current liabilities	2,398,556	471,648		2,870,204	2,081,526	(2,289,848)		2,661,882

Deferred underwriters’ discount	2,817,500	-		2,817,500	-	(2,817,500)	(E)	-
Total Liabilities	5,216,056	471,648		5,687,704	2,081,526	(5,107,348)		2,661,882

Commitments and Contingencies
Ordinary shares subject to possible redemption	35,683,308	1,166,975	(A)	13,543,354	-	(13,543,354)	(O)	-
	-	471,648	(B)	-	-	-		-
	-	(23,778,577)	(C)	-	-	-		-

Stockholders’ Equity (Deficit):
Preferred shares	-	-		-	-	-		-
Common shares	-	-		-	5,000	250	(F)	1,019
						23	(G)
						(4,400)	(K)
						3	(L)
						4	(O)
						2	(N)
						69	(P)
						27	(E)
						10	(H)
						31	(Q)
Class A ordinary shares	49	-		49	-	(49)	(F)	-
Class B ordinary shares	201	-		201	-	(201)	(F)	-
Additional paid-in capital	-	-		-	230,365	(5,170,911)	(F)	10,941,001
						(1,031,500)	(J)
						2,338,053	(G)
						1,030,180	(H)
						4,400	(K)
						299,997	(L)
						111,774	(M)
						527,901	(O)
						6,870,480	(P)
						2,657,473	(E)
						3,072,789	(Q)
Accumulated deficit	(5,170,911)	(471,648)	(B)	(5,642,559)	(1,610,496)	5,170,911	(F)	(5,912,480)
						(487,696)	(I)
						(314,001)	(J)
						(300,000)	(L)
						(111,774)	(M)
						(2)	(N)
						(2,616,863)	(R)
Accumulated other comprehensive income	-	-		-	74,465	-		74,465
Total Stockholders’ Deficit	(5,170,661)	(471,648)		(5,642,309)	(1,300,666)	12,046,980		5,104,005
Total Liabilities, Temporary Equity, and Stockholders’ Deficit	$35,728,703	$(22,139,954)		$13,588,749	$780,860	$(6,603,722)		$7,765,887

(1)	Derived from the unaudited balance sheet of Aimfinity Investment Corp. I (“AIMUF”) as of June 30, 2024. See AIMUF’s unaudited financial statements and the related notes appearing elsewhere in the Company’s Quarterly Report on Form 10-Q filed on August 13, 2024. The AIMUF column includes the financial results of both Aimfinity Investment Corp. I and its wholly owned subsidiary, Aimfinity Investment Merger Sub I (“PubCo”).

(2)	Derived from the unaudited balance sheet of Docter Inc. (“Docter”) as of June 30, 2024. See Docter’s unaudited financial statements and the related notes appearing elsewhere in the Company’s proxy statements on Form DEFM14A filed on March 6, 2025.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

			Acutal
			Redemptions
	(1)	(2)	Transaction
	AIMUF	DOCTER	Accounting		Pro Forma
	(Historical)	(Historical)	Adjustments	Note	Combined
Revenues	$-	$19,983	$-		$19,983
Cost of revenues	-	(9,529)	-		(9,529)
Operating expenses:	-	-	-		-
Selling, general and administrative expenses	261,216	423,199	-		684,415
	-	-	-		-
	-	-	-		-
Research and development expenses	-	89,658	-		89,658
Total operating expenses	261,216	512,857	-		774,073
Loss from operations	(261,216)	(502,403)	-		(763,619)
Other income (expenses)
Interest earned on investment held in Trust Account	1,138,590	-	(1,138,590)	(AA)	-
Other income	-	340	-		340
Interest income	-	6	-		6
Interest expense	-	(172)	-		(172)
Total other income (expenses)	1,138,590	174	(1,138,590)		174
Loss before income taxes	877,374	(502,229)	(1,138,590)		(763,445)
Income tax expense	-	-	-		-
Net loss	$877,374	$(502,229)	$(1,138,590)		$(763,445)

Basic and diluted weighted ordinary average shares outstanding, subject to possible redemption	3,794,137		(3,794,137)	(BB)	-
Basic and diluted net income per ordinary shares subject to possible redemption	$0.30				$-
Basic and diluted weighted average ordinary shares outstanding	2,504,500		7,690,431	(BB)	10,194,931
Basic and diluted net loss per ordinary share attributable to Aimfinity Investment LLC	$0.11				$(0.07)

Basic and diluted weighted average of common stock outstanding		50,000,000
Basic and diluted loss per share per common stock		$(0.01)

(1)	Derived from the unaudited statement of operations of AIMUF for the six months ended June 30, 2024. See AIMUF’s unaudited financial statements and the related notes appearing elsewhere in the Company’s Quarterly Report on Form 10-Q filed on August 13, 2024. The AIMUF column includes the financial results of both Aimfinity Investment Corp. I and its wholly owned subsidiary, Aimfinity Investment Merger Sub I (“PubCo”).

(2)	Derived from the unaudited statement of operations of Docter for the six months ended June 30, 2024. See Docter’s unaudited financial statements and the related notes appearing elsewhere in the Company’s proxy statements on Form DEFM14A filed on March 6, 2025.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023

			Actual
			Redemptions
	(1)	(2)	Transaction
	AIMUF	DOCTER	Accounting		Pro Forma
	(Historical)	(Historical)	Adjustments	Note	Combined
Revenues	$-	$30,081	$-		$30,081
Cost of revenues	-	(12,942)	-		(12,942)
Operating expenses:	-	-	-		-
Selling, general and administrative expenses	1,351,603	295,621	699,594	(CC)	2,958,592
	-	-	300,000	(DD)	-
	-	-	111,774	(EE)	-
			200,000	(FF)
Research and development expenses	-	230,284	-		230,284
Total operating expenses	1,351,603	525,905	1,311,368		3,188,876
Loss from operations	(1,351,603)	(508,766)	(1,311,368)		(3,171,737)
Other income (expenses)
Interest earned on investment held in Trust Account	3,266,717	-	(3,266,717)	(AA)	-
Other income	-	10,544	-		10,544
Interest income	-	13	-		13
Interest expense	-	(670)	-		(670)
Total other income (expenses)	3,266,717	9,887	(3,266,717)		9,887
Loss before income taxes	1,915,114	(498,879)	(4,578,085)		(3,161,850)
Income tax expense	-	-	-		-
Net loss	$1,915,114	(498,879)	$(4,578,085)		$(3,161,850)

Basic and diluted weighted ordinary average shares outstanding, subject to possible redemption	6,665,237		(6,665,237)	(BB)	-
Basic and diluted net income per ordinary shares subject to possible redemption	$0.36				$-
Basic and diluted weighted average ordinary shares outstanding	2,504,500		7,690,431	(BB)	10,194,931
Basic and diluted net loss per ordinary share attributable to Aimfinity Investment LLC	$(0.20)				$(0.31)

Basic and diluted weighted average of common stock outstanding		50,000,000
Basic and diluted loss per share per common stock		$(0.01)

(1)	Derived from the statement of operations of AIMUF for the year ended December 31, 2023. See AIMUF’s financial statements and the related notes appearing elsewhere in the Company’s Annual Report on Form 10-K filed on April 12, 2024. The AIMUF column includes the financial results of both Aimfinity Investment Corp. I and its wholly owned subsidiary, Aimfinity Investment Merger Sub I (“PubCo”).

(2)	Derived from the statement of operations of Docter for the year ended December 31, 2023. See Docter’s financial statements and the related notes appearing elsewhere in the Company’s proxy statements on Form DEFM14A filed on March 6, 2025.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 — Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, AIMUF will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Docter issuing shares for the net assets of AIMUF, accompanied by a recapitalization. The net assets of AIMUF will be stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed combined balance sheet as of June 30, 2024 gives pro forma effect to the Business Combination as if it had been consummated on June 30, 2024. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024 and for year ended December 31, 2023 give pro forma effect to the Business Combination as if it had been consummated on January 1, 2023, the beginning of the earliest period presented in the unaudited pro forma condensed combined statements of operations.

The unaudited pro forma condensed combined balance sheet as of June 30, 2024 has been prepared using, and should be read in conjunction with, the following:

●	AIMUF’s unaudited consolidated balance sheet as of June 30, 2024 and the related notes included elsewhere in the Company’s Quarterly Report on Form 10-Q filed on August 13, 2024, through which we derived AIMUF’s unaudited consolidated balance sheet as of June 30, 2024; and

●	Docter’s unaudited condensed consolidated balance sheet as of June 30, 2024 and the related notes included elsewhere in the Company’s proxy statements on Form DEFM14A filed on March 6, 2025.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024, and for the year ended December 31, 2023 has been prepared using, and should be read in conjunction with, the following:

●	AIMUF’s unaudited consolidated statement of operations for the six months ended June 30, 2024 and the related notes included elsewhere in the Company’s Quarterly Report on Form 10-Q filed on August 13, 2024, through which we derived AIMUF’s unaudited consolidated statement of operations for the six months ended June 30, 2024; and

●	Docter’s unaudited condensed consolidated statement of operations for the six months ended June 30, 2024 and the related notes included elsewhere in the Company’s proxy statements on Form DEFM14A filed on March 6, 2025.

●	AIMUF’s consolidated statement of operations for the year ended December 31, 2023 and the related notes included elsewhere in the Company’s Annual Report on Form 10-K filed on April 12, 2024; and

●	Docter’s consolidated statement of operations for the year ended December 31, 2023 and the related notes included elsewhere in the Company’s proxy statements on Form DEFM14A filed on March 6, 2025.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination are based on information available as of the date of this proxy statement/prospectus and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, the actual adjustments may materially differ from the pro forma adjustments. Management considers this basis of presentation to be reasonable under the circumstances.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of AIMUF and Docter.

The unaudited pro forma combined financial information included in this Form 8-K has been prepared using actual redemption of AIMUF’s public shares, assumes that: (i) no PubCo Warrants are exercised and (ii) no Earnout Shares are issued and outstanding.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that Docter believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. Management believe that their assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information also reflects certain risks and uncertainties related to the potential redemption into cash of AIMUF Public Shares.

Note 2 — Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Post-Combination Company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 3 — Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Docter has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2024 are as follows:

(A)	Reflects the interest income earned from July 1, 2024 to February 28, 2025 in the trust account, which increased the redemption value of AIMUF ordinary shares;

(B)	Reflects the $471,648 non-interest bearing loans from founder and deposited into the Trust Account in order to extend the available time to complete the Business Combination, which increased the redemption value of AIMUF Public Shares;

(C)	Reflects the redemption of 1,996,522 shares of AIMUF’s ordinary shares by AIMUF’s stockholders at a redemption price of approximately $11.91 per share, for an aggregate redemption amount of $23,778,577;

(D)	Reflects the reclassification of cash held in the Trust Account that becomes available for general use following the Business Combination;

(E)	Reflects the settlement of approximately $2.8 million deferred underwriters’ marketing fees upon the consummation of the Business Combination through cash payment of $160,000, and the remaining by issuance of Pubco’s ordinary shares at $10 per share;

(F)	Reflects the elimination of the historical accumulated deficit of AIMUF, the accounting acquiree, into Docter’s additional paid-in capital upon the consummation of the Business Combination; the conversion of 492,000 and 2,012,500 AIMUF Class A and Class B ordinary shares, respectively, into Pubco’s ordinary shares;

(G)	Reflects the settlement of aggregate total of approximately $2.3 million of AIMUF’s related party working capital loan and extension loan upon the consummation of the Business Combination through the issuance of Pubco’s ordinary shares at $10 per share;

(H)	Reflects the settlement of Docter’s due to related parties and outstanding promissory note, totaling approximately $1.0 million, through the issuance of Pubco’s ordinary shares at $10 per share;

(I)	Reflects the accrued of approximately $0.5 million of total AIMUF’s estimated transaction costs related to the Business Combination upon consummation of the upon the consummation of the Business Combination;

(J)	Reflects the accrued of approximately $0.6 million of total Docter’s estimated transaction costs related to the Business Combination upon the consummation of the Business Combination. Total of approximately $1.0 million of transaction costs will be subsequently reclassified to additional paid-in capital, and additional approximately $0.3 million accounts as expensed upon the consummation of the Business Combination.

(K)	Reflects the recapitalization of Docter through the issuance of 6,000,000 shares of AIMUF Class A ordinary shares with $0.0001 par value to Docter’s stockholders;

(L)	Reflects the stock compensation expenses of approximately $0.3 million in connection with the issuance of 30,000 shares of AIMUF common stock to the AIMUF independent director at the time of the consummation of the Business Combination;

(M)	Reflects the share compensation expenses of approximately $0.1 million in connection with the sale of AIMUF founder shares to AIMUF’s management and directors with vesting condition at the time of the consummation of the Business Combination;

(N)	Reflects the stock compensation expenses of approximately $0.2 million in connection with the issuance of 20,000 shares of AIMUF common stock to the financial advisor at the time of the consummation of the Business Combination;

(O)	Reflects the actual redemption of reclassification of 43,519 shares of AIMUF ordinary shares subject to possible redemption to permanent equity at $0.0001 par value under final actual redemption of 1,072,957 shares of AIMUF ordinary shares;

(P)	Reflects the acquisition of a property with a fair value of approximately $6.9 million from AIMUF’s related party through the issuance of 687,054 shares of Pubco’s ordinary share;

(Q)	Reflects the receipt of approximately $3.1 million in net proceeds from the issuance of two promissory notes by Docter’s subsidiary, which will be subsequently converted into Pubco’s ordinary shares at a conversion price of $10.00 per share upon consummation of the Business Combination; and

(R)	Reflected the estimated monthly burn rate for the 12-month period from July 1, 2024 to June 30, 2025, the projected net loss for the period is approximately $2.6 million.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The transaction accounting adjustments included in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024, and for the year ended December 31, 2023 are as follows:

(AA)	Represents an adjustment to eliminate interest earned on investment held in Trust Account, net of income tax effect, as if the Business Combination had been consummated on January 1, 2023, the beginning of the earliest period presented;

(BB)	The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the Business Combination as if it had been consummated on January 1, 2023. In addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented;

(CC)	Reflects the approximately $0.7 million of AIMUF’s transaction costs to be incurred subsequent to December 31, 2023. This is a non-recurring item;

(DD)	Reflects the share compensation expenses of approximately $0.3 million in connection with the issuance of an aggregate of 30,000 shares of AIMUF common stock to the AIMUF independent directors at the time of the consummation of the Business Combination; This adjustment is considered to be a one-time charge and is not expected to recur;

(EE)	Reflects the stock compensation expenses of approximately $0.1 million in connection with the sale of AIMUF founder shares to AIMUF’s management and directors with vesting condition at the time of the consummation of the Business Combination. This vesting adjustment is considered to be a one-time charge and is not expected to recur; and

(FF)	Reflects the stock compensation expenses of approximately $0.2 million in connection with the issuance of 20,000 shares of AIMUF common stock to a Financial Advisor at the time of the consummation of the Business Combination; This adjustment is considered to be a one-time charge and is not expected to recur.

Note 4 — Loss Per Share

Represents the loss per share calculated using the historical weighted average shares outstanding, and the change in number of shares in connection with the Business Combination, assuming the shares were outstanding since the beginning of the earliest period presented in the unaudited pro forma condensed combined statement of operations. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented. Potential securities that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS for the six months ended June 30, 2024 and for the year ended December 31, 2023, a total of 12,221,238 shares, which include 9,346,238 PubCo Warrant shares, 225,000 shares underlying warrant (excluding working capital warrant), 150,000 shares underlying Private Placement Units issuable upon conversion of Working Capital Notes, and 2,500,000 Earnout Shares, are excluded in the diluted EPS calculation due to its anti-diluted effect.

Basic and diluted loss per share is computed by dividing pro forma net loss by the weighted average number of the AIMUF Ordinary Shares outstanding during the periods (including both Class A and Class B).

The unaudited pro forma condensed combined loss per share has been prepared assuming no redemptions and assuming maximum redemptions for the six months ended June 30, 2024, and for the year ended December 31, 2023:

For the six months ended June 30, 2024
Pro Forma Combined (Actual Redemptions)
Pro forma net loss attributable to the shareholders	$(763,445)
Weighted average shares outstanding – basic and diluted	10,194,931
Pro forma loss per share – basic and diluted	$(0.07)

Weighted average shares calculation, basic and diluted
Common Stock
AIMUF Public Shares	43,519
AIMUF Founder Shares	2,012,500
AIMUF Private Shares	492,000
AIMUF Independent directors shares	30,000
Financial Advisor shares	20,000
AIMUF shares issued in the Business Combination	6,000,000
Shares issued upon conversion of AIMUF’s working capital loans	233,807
Shares issued upon conversion of Docter’s working capital loans	103,019
Shares issued through assets acquisition	687,054
Underwriting commission shares	265,750
Shares issued upon conversion of Docter’s promissory notes	307,282
Total weighted average shares outstanding	10,194,931

For the year ended December 31, 2023
Pro Forma Combined (Actual Redemptions)
Pro forma net loss attributable to the shareholders	$(3,161,850)
Weighted average shares outstanding – basic and diluted	10,194,931
Pro forma loss per share – basic and diluted	$(0.31)

Weighted average shares calculation, basic and diluted
Common Stock
AIMUF Public Shares	43,519
AIMUF Founder Shares	2,012,500
AIMUF Private Shares	492,000
AIMUF Independent directors shares	30,000
Financial Advisor shares	20,000
AIMUF shares issued in the Business Combination	6,000,000
Shares issued upon conversion of AIMUF’s working capital loans	233,807
Shares issued upon conversion of Docter’s working capital loans	103,019
Shares issued through assets acquisition	687,054
Underwriting commission shares	265,750
Shares issued upon conversion of Docter’s promissory notes	307,282
Total weighted average shares outstanding	10,194,931

IMPORTANT NOTICES

As disclosed previously on the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 16, 2023, on October 13, 2023, AIMUF entered into that certain Merger Agreement, with Docter, Purchaser, and Merger Sub, pursuant to which AIMUF will complete a business combination with Docter that involves a reincorporation merger and an acquisition merger.

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Securities Act and the Exchange Act. Statements that are not historical facts, including statements about the proposed transactions described above, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transactions, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the proposed transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the proposed business combination, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; (ii) risks related to the ability of AIMUF and Docter to successfully integrate the businesses; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iv) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of Docter or AIMUF; (v) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (vi) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of AIMUF’s securities; (vii) the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Docter to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (viii) risks relating to the health monitoring device industry, including but not limited to governmental regulatory and enforcement changes, market competitions, competitive product and pricing activity; and (ix) risks relating to the combined company’s ability to enhance its products and services, execute its business strategy, expand its customer base and maintain stable relationship with its business partners. A further list and description of risks and uncertainties can be found in the prospectus filed with the SEC on April 26, 2022 relating to AIMUF’s initial public offering (File No. 333-263874), the annual report of AIMUF on Form 10-K for the fiscal year ended on December 31, 2024, filed with the SEC on April 15, 2025 (the “Annual Report”), and in the final prospectus/proxy statement filed with the SEC on March 6, 2025 relating to the proposed transactions (File No. 333-284658) (the “Final Prospectus”), and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and AIMUF, Docter and their subsidiaries or affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information and Where to Find It

In connection with the proposed transactions described herein, Purchaser filed the Final Prospectus with the SEC on March 6, 2025. The Final Prospectus may also be obtained without charge at the SEC’s website at www.sec.gov. INVESTORS AND SECURITY HOLDERS OF AIMUF ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTIONS THAT AIMUF WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AIMUF, THE COMPANY AND THE PROPOSED TRANSACTIONS.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions described herein and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of AIMUF or Docter, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Stock Purchase Agreement, dated July 25, 2025, by and among Aimfinity Investment Merger Sub I, Horn Enterpise Co., Ltd., Ji-Jung Chou, and Shi-Jyun Lan.
10.2	Stock Purchase Agreement, dated July 25, 2025, by and among Aimfinity Investment Merger Sub I, Horn Enterpise Co., Ltd., and Ji-Jung Chou.
10.3	Promissory Note, date July 25, 2025, issued by Horn Enterprise Co., Ltd. to Ji-Jung Chou.
10.4	Promissory Note, date July 25, 2025, issued by Horn Enterprise Co., Ltd. to Shi-Jyun Lan.
10.5	Promissory Note, date July 28, 2025, issued by the Registrant to I-Fa Chang.
99.1	Press Release, dated July 28, 2025.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Aimfinity Investment Corp. I

Date: July 29, 2025	By:	/s/ I-Fa Chang
	Name:	I-Fa Chang
	Title:	Chief Executive Officer

Exhibit 10.1

Execution Version

STOCK PURCHASE AGREEMENT

This agreement (this “Agreement”) is made as of this 25 day of July, 2025 by and between Aimfinity Investment Merger Sub I, a Cayman Islands exempted company and subsidiary of the Parent (as defined below) (the “Company”), Horn Enterprise Co., Ltd., the Taiwanese subsidiary of Docter (as defined below) (“Horn”) and the investors set forth on the signature page affixed hereto (each a “Buyer” and collectively the “Buyers”).

WHEREAS, the Aimfinity Investment Corp. I, a Cayman Islands exempted company (the “Parent”) was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“Business Combination”); and

WHEREAS, the Parent has entered into a certain agreement and plan of merger dated October 13, 2023 by and among the Parent, the Company, Aimfinity Investment Merger Sub II, Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company (“Merger Sub”), and Docter Inc., a Delaware corporation (“Docter”), which agreement, as so amended being referred to as the “Merger Agreement,” pursuant to which, at the Reincorporation Merger Effective Time (as such term is defined in the Merger Agreement), the Parent will merge with and into the Company, with the Company surviving the merger (the “Reincorporation Merger”); and at the Effective Time (as such term is defined in the Merger Agreement), the Merger Sub will merge with and into Docter, with Docter surviving the merger as a wholly-owned subsidiary of the Company (the “Acquisition Merger”, together with the Reincorporation Merger and such other transaction contemplated in the Merger Agreement, the “Docter Business Combination”); and

WHEREAS, the Company has filed a prospectus/proxy statement on Form F-4 (File Number 333-284658) relating to the transactions contemplated by the Merger Agreement which was declared effective by the U.S. Securities and Exchange Commission on March 6, 2025 (the “Registration Statement”);

WHERES, the Buyers have loaned Horn in the aggregated amount of $1,536,413 as its working capital (the “Loans”) evidenced by certain non-interest bearing promissory notes dated July 25, 2025 (the “Notes”), and

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

Purchase and Closing

Section 1.01 On the Closing Date (as defined below), the Buyers shall purchase from the Company and the Company shall sell to the Buyers, the number of Company ordinary shares, par value $0.0001 per share, of the Company (the “Shares”) equal to (i) the outstanding principal amount of the Notes divided by (ii) $10.00. At the Closing Date, the Buyers shall accept the Shares as satisfaction of the payment of the Notes in lieu of repayment of the Notes to Horn in cash.

Section 1.02 The closing (the “Closing”) shall occur immediately prior to or upon the closing of Docter Business Combination at the offices of Robinson & Cole LLP, counsel to the Parent, at 666 Third Avenue, 20th Floor, New York, New York, 10017, or remotely via the exchange of documents and signatures (such date is referred as the “Closing Date”).

Section 1.03. Simultaneously with the execution and delivery of this Agreement, each Buyer is delivering to the Company a duly completed and executed U.S. Internal Revenue Service Form W-9 or appropriate Form W-8.

Section 1.04. Each Buyer agrees that it will not redeem any Shares and agrees that it will not dispose of any Shares until after the Effective Time.

Section 1.05. The Shares, if purchased, shall constitute issued and outstanding ordinary shares of the Company, par value $0.0001 per share, at the Effective Time.

ARTICLE II

Representations and Warranties of the Company and HORN

Each of the Company and Horn, as applicable, hereby represents and warrants to Buyer on the date hereof and as of the Closing that:

Section 2.01 Organization. Each of the Company and Horn is duly organized in the jurisdiction of its formation, and has the requisite corporate or organizational power and authority to execute, deliver and carry out the terms of this Agreement and to consummate the transactions contemplated hereby and thereby.

Section 2.02 Authorization for the Shares. The Shares have been duly authorized and when issued and delivered to the Buyer against full payment therefor in accordance with the terms of this Agreement, the Shares will be validly issued, fully paid and non-assessable, free and clear of all liens or other restrictions (other than those arising under this Agreement or applicable securities laws or that are incurred by the Buyer) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s organizational documents.

Section 2.03. Authority; Non-Contravention. This Agreement has been validly authorized, executed and delivered by each of the Company and Horn, and assuming the due authorization, execution and delivery thereof by the other parties hereto, is a valid and binding agreement enforceable in accordance with its terms, subject to the general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors’ rights generally. The execution, delivery and performance of this Agreement by each of the Company and Horn does not and will not conflict with, violate or cause a breach of, constitute a default under, or result in a violation of (i) any agreement, contract or instrument to which either the Parent or the Company is a party which would prevent either the Company or Horn from performing its obligations hereunder or (ii) any law, statute, rule or regulation to which either the Company or Horn is subject, other than as would not be reasonably expected to, individually or in the aggregate, have a material adverse effect.

Section 2.04 No Broker. Neither the Company nor Horn has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Agreement.

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ARTICLE III

Representations and Warranties of EACH Buyer

Each Buyer hereby represents and warrants to each of the Company and Horn on the date hereof and as of the Closing that:

Section 3.01 Organization. If an entity, the Buyer has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation. The execution, delivery and performance by the Buyer of this Agreement are within the powers of the Buyer, have been duly authorized and will not constitute or result in a material breach or default under or conflict with any law, statute, rule or regulation applicable to the Buyer, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Buyer is a party or by which the Buyer is bound, and, if the Buyer is not an individual, will not violate any provisions of the Buyer’s organizational documents. The Buyer’s signature on this Agreement is genuine, and the signatory, if the Buyer is an individual, has legal competence and capacity to execute the same or, if the Buyer is not an individual the signatory has been duly authorized to execute the same.

Section 3.02 Authority; Non-Contravention. This Agreement has been validly authorized, executed and delivered by the Buyer and assuming the due authorization, execution and delivery thereof by the other parties hereto, is a valid and binding agreement enforceable in accordance with its terms, subject to the general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors’ rights generally. The execution, delivery and performance of this Agreement by Buyer does not and will not conflict with, violate or cause a breach of, constitute a default under, or result in a violation of (i) any agreement, contract or instrument to which Buyer is a party which would prevent Buyer from performing its obligations hereunder or (ii) any law, statute, rule or regulation to which Buyer is subject.

Section 3.03 Governmental Approvals. All consents, approvals, orders, authorizations, registrations, qualifications, designations, declarations or filings with any governmental or other authority on the part of Buyer required in connection with the consummation of the transactions contemplated in the Agreement have been or shall have been obtained prior to and be effective as of the Closing.

Section 3.04 Accredited Investor.

(a) The Buyer is an accredited investor, as defined in Rule 501 of Regulation D under the Securities Act and has completed and initialed the accredited investor questionnaire attached as Exhibit A to this Agreement.

(b) The Buyer is acquiring the Shares only for its own account and not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. The Buyer is not an entity formed for the specific purpose of acquiring the Shares.

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(c) Applicable to non-U.S. investors: The Buyer understands that the sale of the Shares is made pursuant to and in reliance upon Regulation S promulgated under the Securities Act (“Regulation S”). The Buyer is not a U.S. Person (as defined in Regulation S), it is acquiring the Shares in an offshore transaction in reliance on Regulation S, and it has received all the information that it considers necessary and appropriate to decide whether to acquire the Shares hereunder outside of the United States. The Buyer is not relying on any statements or representations made in connection with the transactions contemplated hereby other than representations contained in this Agreement. The Buyer understands and agrees that Securities sold pursuant to Regulation S may be subject to restrictions thereunder, including compliance with the distribution compliance period provisions therein.

Section 3.05 No Brokers. No broker, investment banker, financial advisor, finder or other person has been retained by or is authorized to act on behalf of Buyer that will be entitled to any fee or commission for which the Company will be liable in connection with the execution of this Agreement or the consummation of the transactions contemplated hereby.

Section 3.06 Securities Law Compliance. The Buyer understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act, and that the Shares issued at the Closing have not been registered under the Securities Act. The Buyer understands that the Shares may not be resold, transferred, pledged or otherwise disposed of by the Buyer absent an effective registration statement under the Securities Act except (i) to the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates (if any) or any book-entry shares representing the Shares issued at the Closing shall contain a legend or restrictive notation to such effect. The Buyer understands and agrees that the Shares until registered under an effective registration statement, will be subject to transfer restrictions and, as a result of these transfer restrictions, the Buyer may not be able to readily resell the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Buyer understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Shares. The Buyer understands that, because the Company is a shell corporation, the Buyer will not be eligible to use Rule 144 promulgated under the Securities Act for at least one year after “Form 10” information relating to the Docter Business Combination has been filed with the SEC. The Buyer understands that the Shares will be issued in book-entry form.

Section 3.07 Risks of Investment.

(a) The Buyer acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in the Parent’s and the Company’s filings with the SEC. The Buyer is able to fend for itself in the transactions contemplated herein and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Buyer has sought such accounting, legal and tax advice as the Buyer has considered necessary to make an informed investment decision. Alone, or together with any professional advisor(s), the Buyer has considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Buyer and that the Buyer is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Buyer’s investment in the Company, as applicable.

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(b) The Buyer acknowledges specifically that a possibility of total loss exists. In making its decision to purchase the Shares, the Buyer has relied solely upon independent investigation made by the Buyer and the representations and warranties of the Company and Horn set forth herein. Without limiting the generality of the foregoing, the Buyer has not relied on any projections or forecasts of future results of operations of the Company or Horn. Buyer acknowledges and agrees that Buyer had access to, and an adequate opportunity to review, financial and other information of the Company or Horn as Buyer deems necessary in order to make an investment decision with respect to the Shares.

(c) The Buyer understands and agrees that no federal or state agency has passed upon or endorsed the merits of this offering of the Shares or made any findings or determination as to the fairness of this investment or the accuracy or adequacy of the information provided to the Buyer.

Section 3.08. Anti-Money Laundering.  The operations of the Buyer, including the obligations of the Buyer pursuant to this Agreement, are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and all other applicable U.S. and non-U.S. anti-money laundering laws and regulations, including, but not limited to, those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the USA Patriot Act of 2001 and the applicable money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency in the United States and, if the Buyer is a resident of any country other  than the United States the anti-money laundering laws of the country in which the Buyer is a resident (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving Buyer with respect to the Anti-Money Laundering Laws is pending or, to the Buyer’s knowledge, threatened and there is no basis for any such action, suit or proceeding.

Section 3.09. Absence of Certain Relationships.  To the best of the Buyer’s knowledge, none of: (i) the Buyer; (ii) any person controlling or controlled by the Buyer; (iii) any person having a beneficial interest in the Buyer; or (iv) any person for whom the Buyer is acting as agent or nominee in connection with the purchase of the Shares:

(a)    is a country, territory, individual or entity named on a list maintained by of the U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”), or a person or entity prohibited under the OFAC Programs.  The Buyer agrees to promptly notify the Company should the Buyer become aware of any change in the information set forth in these representations; or

(b)   is a senior foreign political figure, or any immediate family member or close associate of a senior foreign political figure, as such terms are defined in the footnotes below.

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ARTICLE IV

Registration Rights

Section 4.01  Demand Registration Rights. The Company hereby agrees with the Buyer or its permitted transferees (collectively, the “Holders”) that at any time after the Effective Time, upon the written notice of the Holders holding a majority of the Shares sold pursuant to this Agreement (the “Requesting Holders”), the Company shall, within forty-five (45) days of receipt of such written notice (the “Demand Notice”), file a registration statement under the Securities Act providing for the proposed resale of such Shares (the “Requested Shares”), all to the extent requisite to permit the sale or other disposition by the prospective seller or sellers of the Requested Shares; provided that the Company shall not be obligated to effect any such registration under any one of the following conditions:

(a) After the Company has effected two (2) such registrations pursuant to this Section 4.01 and each such registration has been declared or ordered effective; or

(b)  If any such Requesting Holders may dispose of shares of Registrable Securities pursuant to an effective registration statement under the Securities Act as in effect on the date hereof or any successor form under the Securities Act.

The Company shall not undertake, or be required to undertake, any action to qualify, register or list any securities on any exchange other than the exchange on which its securities are traded at the time.

In the event that updated financial statements are required to be included in such registration statement, the Company can, at its sole discretion, defer the filing date of the registration statement beyond the forty-five (45) days of receipt of the Demand Notice until ten days after the Company has filed an annual report on Form 20-F containing audited financial statements or furnished a report containing interim financial statements, as the case may be, and as may be required by SEC rules.

Under no circumstances shall the Company be obligated to effect more than one (1) registration statement pursuant to a Demand Notice in any six (6) month period under this Section 4.01 with respect to any or all Registrable Shares

The Company shall not be required to register any shares pursuant to this Section 4.01 or Section 4.02 which are not Registrable Shares. Registrable Shares shall mean and include the Shares issued as part of the transaction contemplated under this Agreement, provided, however, that the Shares will cease to be Registrable Shares when (A) they have been (i) effectively registered under the Securities Act and disposed of in accordance with the registration statement covering them or (ii) disposed of pursuant to Rule 144 under the Securities Act (“Rule 144”), (B) they are or may be freely traded without registration pursuant to Rule 144, or (C) they have been otherwise transferred and new certificates for them not bearing a restrictive legend have been issued by the Company and the Company shall not have “stop transfer” instructions against them.

 Section 4.02 “Piggyback” Registration Rights. The Company hereby agrees with the Holders that at any time after the Effective Time, if the Company shall determine to proceed with the preparation and filing of a new registration statement under the Securities Act in connection with a proposed offer and sale of any of its securities by it or any of its security holders, (other than (a) a registration statement on Form F-4, S-8 or other limited purpose form) the Company will give written notice of its determination to all Holders. Upon the written request from any Holders (the “Requesting Piggyback Holders”), within 10 days after their receipt of any such notice from the Company, the Company will, except as herein provided, cause all of the Shares covered by such request (the “Requested Piggyback Shares”) held by the Requesting Piggyback Holders to be included in such registration statement, all to the extent requisite to permit the sale or other disposition by the prospective seller or sellers of the Requested Piggyback Shares. If any registration pursuant to this Section 4.02 shall be underwritten in whole or in part in connection with an underwritten offering by the Company or its securities, the Company may require that the Requested Piggyback Shares be included in the underwriting on the same terms and conditions as the securities otherwise being sold through the underwriters. In such event, the Requesting Piggyback Holders shall, if requested by the underwriters, execute an underwriting agreement containing customary representations and warranties by selling shareholders; provided, that the representations by the Requesting Piggyback Holders shall be limited to matters relating to its ownership or the Shares being registered and related matters. If the managing underwriter of such public offering advises the Company that the inclusion of any or all of the Requested Piggyback Shares would reduce the number of shares to be offered by the Company or interfere with the successful marketing of the securities offered by the Company, the number of Requested Piggyback Shares otherwise to be included in the underwritten public offering may be reduced pro rata (by number of shares) among the Requesting Piggyback Holders and all other holders of piggyback registration rights with respect to the Company’s ordinary shares who have requested inclusion of their securities or excluded in their entirety if so required by the underwriter. Registration pursuant to this Section 4.02 shall not be deemed to be a demand registration as described in Section 4.01 above. The Company’s obligations under this Section 4.02 shall not apply to the Shares held by a Holder after the earlier of (a) three (3) years from the date of this Agreement, (b) the date that such shares held by a Holder have been sold pursuant to an effective registration statement, and (c) such time as such shares held by a Holder are eligible for immediate resale pursuant to Rule 144.

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Section 4.03 Registration Procedures. To the extent required by Sections 4.01 and 4.02, the Company will:

(a)  prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement with respect to such securities, and use its commercially reasonable efforts to cause such registration statement to become effective as promptly as practicable after the filing thereof;

(b)  prepare and file with the SEC such amendments to such registration statement and supplements to the prospectus contained therein as may be necessary to keep such registration statement effective;

(c)  use its commercially reasonable efforts to register or qualify the securities covered by such registration statement under such state securities or blue sky laws of such jurisdictions as the Requesting Holders may reasonably request, except that the Company shall not for any purpose be required to execute a general consent to service of process or to qualify to do business as a foreign corporation in any jurisdiction wherein it is not so qualified;

(d)  notify the Requesting Holders, promptly after it shall receive notice thereof, of the time when such registration statement has become effective or a supplement to any prospectus forming a part of such registration statement has been filed;

(e)  prepare and file with the SEC, promptly upon the request of any Requesting Holders, any amendments or supplements to such registration statement or prospectus which, in the opinion of counsel for such Holders (and concurred in by counsel for the Company), is required under the Securities Act or the rules and regulations thereunder in connection with the sale or other disposition of Registrable Shares held by such Requesting Holders;

(f)  prepare and promptly file with the SEC and promptly notify such Requesting Holders of the filing of such amendment or supplement to such registration statement or prospectus as may be necessary to correct any statements or omissions if, at the time when a prospectus relating to such securities is required to be delivered under the Securities Act, any event shall have occurred as the result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading; and

(g)  advise the Requesting Holders, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for that purpose.

It is a condition precedent to the obligations of the Company to take any action pursuant to this Article IV that the Requesting Holders shall cooperate with the Company in providing the information necessary to effect the registration of their Registrable Shares, including completion of customary questionnaires and furnishing of information regarding the Requesting Holders, the securities of the Company held by the Requesting Holders and intended method of sale or other disposition as shall be reasonably requested in writing by the Company. Failure to do so will at minimum result in exclusion of such Holders’ Registrable Shares from the registration statement.

Section 4.04 Expenses. To the extent required by Sections 4.01 and 4.02:

(a)  Subject to Section 4.04(b), with respect to any registration required pursuant to Sections 4.01 and 4.02 hereof, all reasonable fees, costs and expenses of and incidental to such registration, inclusion and public offering (as specified in paragraph (b) below) in connection therewith shall be borne by the Company. Notwithstanding the foregoing, the Company shall not be required to pay for any expenses of any registration process begun pursuant to this Section 4.04 if the registration request is subsequently withdrawn at the request of the Holders or any subset thereof, unless the Holders agree that such registration constitutes the use by the Holders of one (1) demand registration pursuant to Section 4.01.

(b)  The fees, costs and expenses of registration to be borne by the Company as provided in paragraph (a) above shall include, without limitation, all registration, filing, and FINRA fees, printing expenses, fees and disbursements of counsel and accountants for the Company, and all legal fees and disbursements and other expenses of complying with state securities or blue sky laws of any jurisdictions in which the securities to be offered are to be registered and qualified (except as provided in 4.04(a) above). Fees and disbursements of counsel and accountants for the Holders and any other expenses incurred by the Holders not expressly included above, including any underwriting discounts and selling commissions or other amounts payable to underwriter(s) or broker(s) in connection with the sale or other disposition of the Holders’ Shares, shall be borne by the Holders or the applicable Holders (as the case may be) on a pro rata basis.

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ARTICLE V

Acknowledgement; Waiver

Section 5.01 Acknowledgement; Waiver. Buyer (i) acknowledges that each of the Company and Horn may possess or have access to material non-public information which has not been and will not be communicated to Buyer; (ii) hereby waives any and all claims, whether at law, in equity or otherwise, that he, she, or it may now have or may hereafter acquire, whether presently known or unknown, against the Company or Horn or any of the foregoing’s officers, directors, employees, agents, affiliates, subsidiaries, successors or assigns relating to any failure to disclose any non-public information in connection with the transactions contemplated by this Agreement, including without limitation, any such claims arising under the securities or other laws, rules and regulations, and (iii) is aware that each of the Company and Horn is relying on the foregoing acknowledgement and waiver in clauses (i) and (ii) above, respectively, in connection with the transactions contemplated by this Agreement.

ARTICLE VI

Miscellaneous

Section 6.01 Termination. This Agreement shall terminate on the earlier of (i) the date the Merger Agreement is terminated, and (ii) the last day by which the Parent must complete a Business Combination, which is presently October 28, 2025.

Section 6.02 Counterparts; Facsimile. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. This Agreement or any counterpart may be executed via facsimile transmission, and any such executed facsimile copy shall be treated as an original.

Section 6.03 Governing Law. This Agreement shall for all purposes be deemed to be made under and shall be construed in accordance with the laws of New York. Each of the parties hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall federal or state court sitting in the City, County and State of New York and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Each of the parties hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Section 6.04 Remedies Cumulative. Each of the parties hereto acknowledges and agrees that, in the event of any breach of any covenant or agreement contained in this Agreement by the other party, money damages may be inadequate with respect to any such breach and the non-breaching party may have no adequate remedy at law. It is accordingly agreed that each of the parties hereto shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to seek injunctive relief and/or to compel specific performance to prevent breaches by the other party hereto of any covenant or agreement of such other party contained in this Agreement. Accordingly, Buyer hereby agrees that each of the Company and Horn is entitled to an injunction prohibiting any conduct by the Buyer in violation of this Agreement and the Buyer shall not seek the posting of any bond in connection with such request for an injunction. Furthermore, in any action by either the Company or Horn to enforce this Agreement, Buyer waives its right to assert any counterclaims and its right to assert set-off as a defense. The prevailing party agrees to pay all costs and expenses, including reasonable attorneys' and experts' fees that such prevailing party may incur in connection with the enforcement of this Agreement.

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Section 6.05 Severability. If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 6.06 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, successors and permitted assigns.

Section 6.07 Headings. The descriptive headings of the Sections hereof are inserted for convenience only and do not constitute a part of this Agreement.

Section 6.08 Entire Agreement; Changes in Writing. This Agreement constitutes the entire agreement among the parties hereto and supersedes and cancels any prior agreements, representations and warranties, whether oral or written, among the parties hereto relating to the transaction contemplated hereby. Neither this Agreement nor any provision hereof may be changed or amended orally, but only by an agreement in writing signed by the other party hereto.

Section 6.09 Further Assurances. If at any time any of the parties hereto shall consider or be advised that any further documents or actions are necessary or desirable to vest, perfect or confirm of record or otherwise the rights, title or interest in or to the Shares or under or otherwise pursuant to this Agreement, the parties hereto shall execute and deliver such further documents or take such actions and provide all assurances and to take and do all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in or to the Shares or under or otherwise pursuant to this Agreement.

Section 6.10 Notice. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered by email, with evidence of delivery, (iii) one business day after being sent, if sent by reputable, internationally recognized overnight courier service that provides evidence of delivery or attempted delivery, or (iv) three (3) business days (five (5) business days for overseas) after being mailed, if sent by registered or certified mail, prepaid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company at or prior to the Closing, to: Aimfinity Investment Corp. I 221 W 9th St, PMB 235 Wilmington, Delaware 19801 Attention: I-Fa Chang E-mail: ivan@inkstonecapital.com	with a copy (which will not constitute notice) to: Robinson & Cole LLP Chrysler East Building 666 Third Avenue, 20th Floor New York, New York 10017 Attn: Arila Zhou Email: azhou@rc.com
If to Horn Horn Enterprise Co. Ltd. 14F-7, No. 597, Jiuru 2nd Road Samin District, Kaohsiung, Taiwan Attn: Hsin-Ming Huang Email: hsinming@docter.one	Winston & Strawn LLP 800 Capitol Street, Suite 2400 Houston, TX 77002 Attn: Ben Smolij Email: bsmolij@winston.com
With a copy to Docter Inc. 14F-7, 597 Jiuru 2nd Rd, Sanmin District Kaohsiung City, Taiwan Attention: Hsin-Ming Huang Email: hsinming@docter.one	Winston & Strawn LLP 800 Capitol Street, Suite 2400 Houston, TX 77002 Attn: Ben Smolij Email: bsmolij@winston.com

If to the Company after the Closing:

Inkwater Holding Inc.

14F-7, 597 Jiuru 2nd Rd, Sanmin District

Kaohsiung City, Taiwan

Attention: I-Fa Chang; Hsin-Ming Huang

Email: ivan@inkstonecapital.com;
hsinming@docter.one

Winston & Strawn LLP 800 Capitol Street, Suite 2400 Houston, TX 77002 Attn: Ben Smolij Email: bsmolij@winston.com

Notice to the Buyer shall be given to the address underneath the Buyer’s name on the signature page hereto to the attention of the person who executed this Agreement on behalf of the Buyer.

[The remainder of this page is intentionally left blank]

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IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date set forth on the first page of this Agreement.

COMPANY:

AIMFINITY INVESTMENT MERGER SUB I

By:	/s/ I-Fa Chang
Name:	I-Fa Chang
Title:	Director

HORN
HORN ENTERPRISE CO., LTD

By:	/s/ Hsin-Ming Huang
Name:	Hsin-Ming Huang
Title:	Chief Executive Officer and Director

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BUYER SIGNATURE PAGES TO

SECURITIES PURCHASE AGREEMENT

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Buyer: ___________Lan, Shi-Jyun__________________________

Signature of Authorized Signatory of Buyer: ______/s/ Lan Shi-Jyun__________

Name of Authorized Signatory: ____ Lan, Shi-Jyun __________________________________

Title of Authorized Signatory: ________________________________________________

Email Address of Authorized Signatory:_________________________________________

Facsimile Number of Authorized Signatory: __________________________________________

Address for Notice to Buyer: [omitted]

Address for Delivery of Securities to Buyer (if not same as address for notice):

Principal Amount: $_1,536,413_______

Number of Shares: ___153,641________

EIN Number: _______________________

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Exhibit A

Accredited Investor Questionnaire

__x__ A natural person whose individual net worth or joint net worth with Buyer’s spouse, at the time of this purchase exceeds $1,000,000. For the purposes of calculating joint net worth, joint net worth can be the aggregate net worth of the investor and spouse or spousal equivalent; assets need not be held jointly to be included in the calculation. Reliance on the joint net worth standard of this paragraph does not require that the securities be purchased jointly. (PLEASE NOTE: In calculating net worth, you include all of your assets (other than your primary residence), whether liquid or illiquid, such as cash, stock, securities, personal property and real estate based on the fair market value of such property MINUS all debts and liabilities (other than indebtedness secured by your primary residence, up to the estimated fair market value of the primary residence, unless the borrowing occurs in the 60 days preceding the purchase of the Units and is not in connection with the acquisition of the primary residence. In such cases, the debt secured by the primary residence must be treated as a liability in the net worth calculation.). In the event any incremental mortgage or other indebtedness secured by your primary residence occurs in the 60 days preceding the date of the purchase of the Units, the incremental borrowing must be treated as a liability and deducted from your net worth even though the value of your primary residence will not be included as an asset. Further, the amount of any mortgage or other indebtedness secured by your primary residence that exceeds the fair market value of the residence should also be deducted from your net worth);

_____ A natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with Buyer’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

_____ A director or executive officer or manager of the Company.

_____A natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status. In determining whether to designate a professional certification or designation or credential from an accredited educational institution for purposes of this paragraph, the Commission will consider, among others, the following attributes: (i) The certification, designation, or credential arises out of an examination or series of examinations administered by a self-regulatory organization or other industry body or is issued by an accredited educational institution; (ii) The examination or series of examinations is designed to reliably and validly demonstrate an individual’s comprehension and sophistication in the areas of securities and investing; (iii) Persons obtaining such certification, designation, or credential can reasonably be expected to have sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of a prospective investment; and (iv) An indication that an individual holds the certification or designation is either made publicly available by the relevant self-regulatory organization or other industry body or is otherwise independently verifiable. Note: The Commission will designate professional certifications or designations or credentials for purposes of this item, by order, after notice and an opportunity for public comment. The professional certifications or designations or credentials currently recognized by the Commission as satisfying the above criteria will be posted on the Commission’s website.

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_____A natural person who is a “knowledgeable employee,” as defined in rule 3c5(a)(4) under the Investment Company Act of 1940, of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act.

_____A “family office,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

_____A “family client,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements of a family office above and whose prospective investment in the issuer is directed by such family office.

_____ Any bank as defined in section 3(a)(2) of the Securities Act or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity; Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors.

_____ Any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934.

_____ Insurance company as defined in section 2(13) of the Securities Act.

_____ Investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act.

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_____ Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958.

_____ Employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors.

_____ Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940.

_____ Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, partnership, or limited liability company not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000.

_____ Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the Commission under the Securities Act.

_____Any entity, of a type not listed above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000. For the purposes this item, “investments” is defined in rule 2a51-1(b) under the Investment Company Act of 1940.

_____ Any entity in which all of the equity owners are accredited investors (i.e., all of the equity owners meet one of the tests for an accredited investor1).

_____ Any Individual Retirement Account (IRA) for the benefit of an accredited investor2.

[1]	If the Purchase is an accredited investor because all equity owners are accredited investors, each equity owner should complete an accredited investor questionnaire and should provide a copy of his or her license or passport.

[2]	The tests for an accredited investor who is an individual are the first five tests on this Exhibit A.

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Exhibit 10.2

Execution Version

STOCK PURCHASE AGREEMENT

This agreement (this “Agreement”) is made as of this 25 day of July, 2025 by and between Aimfinity Investment Merger Sub I, a Cayman Islands exempted company and subsidiary of the Parent (as defined below) (the “Company”), Horn Enterprise Co., Ltd., the Taiwanese subsidiary of Docter (as defined below) (“Horn”) and the investors set forth on the signature page affixed hereto (each a “Buyer” and collectively the “Buyers”).

WHEREAS, the Aimfinity Investment Corp. I, a Cayman Islands exempted company (the “Parent”) was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“Business Combination”); and

WHEREAS, the Parent has entered into a certain agreement and plan of merger dated October 13, 2023 by and among the Parent, the Company, Aimfinity Investment Merger Sub II, Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company (“Merger Sub”), and Docter Inc., a Delaware corporation (“Docter”), which agreement, as so amended being referred to as the “Merger Agreement,” pursuant to which, at the Reincorporation Merger Effective Time (as such term is defined in the Merger Agreement), the Parent will merge with and into the Company, with the Company surviving the merger (the “Reincorporation Merger”); and at the Effective Time (as such term is defined in the Merger Agreement), the Merger Sub will merge with and into Docter, with Docter surviving the merger as a wholly-owned subsidiary of the Company (the “Acquisition Merger”, together with the Reincorporation Merger and such other transaction contemplated in the Merger Agreement, the “Docter Business Combination”); and

WHEREAS, the Company has filed a prospectus/proxy statement on Form F-4 (File Number 333-284658) relating to the transactions contemplated by the Merger Agreement which was declared effective by the U.S. Securities and Exchange Commission on March 6, 2025 (the “Registration Statement”);

WHERES, the Buyers have loaned Horn in the aggregated amount of $1,536,413 as its working capital (the “Loans”) evidenced by certain non-interest bearing promissory notes dated July 25, 2025 (the “Notes”), and

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

Purchase and Closing

Section 1.01 On the Closing Date (as defined below), the Buyers shall purchase from the Company and the Company shall sell to the Buyers, the number of Company ordinary shares, par value $0.0001 per share, of the Company (the “Shares”) equal to (i) the outstanding principal amount of the Notes divided by (ii) $10.00. At the Closing Date, the Buyers shall accept the Shares as satisfaction of the payment of the Notes in lieu of repayment of the Notes to Horn in cash.

Section 1.02 The closing (the “Closing”) shall occur immediately prior to or upon the closing of Docter Business Combination at the offices of Robinson & Cole LLP, counsel to the Parent, at 666 Third Avenue, 20th Floor, New York, New York, 10017, or remotely via the exchange of documents and signatures (such date is referred as the “Closing Date”).

Section 1.03. Simultaneously with the execution and delivery of this Agreement, each Buyer is delivering to the Company a duly completed and executed U.S. Internal Revenue Service Form W-9 or appropriate Form W-8.

Section 1.04. Each Buyer agrees that it will not redeem any Shares and agrees that it will not dispose of any Shares until after the Effective Time.

Section 1.05. The Shares, if purchased, shall constitute issued and outstanding ordinary shares of the Company, par value $0.0001 per share, at the Effective Time.

ARTICLE II

Representations and Warranties of the Company and HORN

Each of the Company and Horn, as applicable, hereby represents and warrants to Buyer on the date hereof and as of the Closing that:

Section 2.01 Organization. Each of the Company and Horn is duly organized in the jurisdiction of its formation, and has the requisite corporate or organizational power and authority to execute, deliver and carry out the terms of this Agreement and to consummate the transactions contemplated hereby and thereby.

Section 2.02 Authorization for the Shares. The Shares have been duly authorized and when issued and delivered to the Buyer against full payment therefor in accordance with the terms of this Agreement, the Shares will be validly issued, fully paid and non-assessable, free and clear of all liens or other restrictions (other than those arising under this Agreement or applicable securities laws or that are incurred by the Buyer) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s organizational documents.

Section 2.03. Authority; Non-Contravention. This Agreement has been validly authorized, executed and delivered by each of the Company and Horn, and assuming the due authorization, execution and delivery thereof by the other parties hereto, is a valid and binding agreement enforceable in accordance with its terms, subject to the general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors’ rights generally. The execution, delivery and performance of this Agreement by each of the Company and Horn does not and will not conflict with, violate or cause a breach of, constitute a default under, or result in a violation of (i) any agreement, contract or instrument to which either the Parent or the Company is a party which would prevent either the Company or Horn from performing its obligations hereunder or (ii) any law, statute, rule or regulation to which either the Company or Horn is subject, other than as would not be reasonably expected to, individually or in the aggregate, have a material adverse effect.

Section 2.04 No Broker. Neither the Company nor Horn has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Agreement.

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ARTICLE III

Representations and Warranties of EACH Buyer

Each Buyer hereby represents and warrants to each of the Company and Horn on the date hereof and as of the Closing that:

Section 3.01 Organization. If an entity, the Buyer has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation. The execution, delivery and performance by the Buyer of this Agreement are within the powers of the Buyer, have been duly authorized and will not constitute or result in a material breach or default under or conflict with any law, statute, rule or regulation applicable to the Buyer, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Buyer is a party or by which the Buyer is bound, and, if the Buyer is not an individual, will not violate any provisions of the Buyer’s organizational documents. The Buyer’s signature on this Agreement is genuine, and the signatory, if the Buyer is an individual, has legal competence and capacity to execute the same or, if the Buyer is not an individual the signatory has been duly authorized to execute the same.

Section 3.02 Authority; Non-Contravention. This Agreement has been validly authorized, executed and delivered by the Buyer and assuming the due authorization, execution and delivery thereof by the other parties hereto, is a valid and binding agreement enforceable in accordance with its terms, subject to the general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors’ rights generally. The execution, delivery and performance of this Agreement by Buyer does not and will not conflict with, violate or cause a breach of, constitute a default under, or result in a violation of (i) any agreement, contract or instrument to which Buyer is a party which would prevent Buyer from performing its obligations hereunder or (ii) any law, statute, rule or regulation to which Buyer is subject.

Section 3.03 Governmental Approvals. All consents, approvals, orders, authorizations, registrations, qualifications, designations, declarations or filings with any governmental or other authority on the part of Buyer required in connection with the consummation of the transactions contemplated in the Agreement have been or shall have been obtained prior to and be effective as of the Closing.

Section 3.04 Accredited Investor.

(a) The Buyer is an accredited investor, as defined in Rule 501 of Regulation D under the Securities Act and has completed and initialed the accredited investor questionnaire attached as Exhibit A to this Agreement.

(b) The Buyer is acquiring the Shares only for its own account and not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. The Buyer is not an entity formed for the specific purpose of acquiring the Shares.

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(c) Applicable to non-U.S. investors: The Buyer understands that the sale of the Shares is made pursuant to and in reliance upon Regulation S promulgated under the Securities Act (“Regulation S”). The Buyer is not a U.S. Person (as defined in Regulation S), it is acquiring the Shares in an offshore transaction in reliance on Regulation S, and it has received all the information that it considers necessary and appropriate to decide whether to acquire the Shares hereunder outside of the United States. The Buyer is not relying on any statements or representations made in connection with the transactions contemplated hereby other than representations contained in this Agreement. The Buyer understands and agrees that Securities sold pursuant to Regulation S may be subject to restrictions thereunder, including compliance with the distribution compliance period provisions therein.

Section 3.05 No Brokers. No broker, investment banker, financial advisor, finder or other person has been retained by or is authorized to act on behalf of Buyer that will be entitled to any fee or commission for which the Company will be liable in connection with the execution of this Agreement or the consummation of the transactions contemplated hereby.

Section 3.06 Securities Law Compliance. The Buyer understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act, and that the Shares issued at the Closing have not been registered under the Securities Act. The Buyer understands that the Shares may not be resold, transferred, pledged or otherwise disposed of by the Buyer absent an effective registration statement under the Securities Act except (i) to the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates (if any) or any book-entry shares representing the Shares issued at the Closing shall contain a legend or restrictive notation to such effect. The Buyer understands and agrees that the Shares until registered under an effective registration statement, will be subject to transfer restrictions and, as a result of these transfer restrictions, the Buyer may not be able to readily resell the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Buyer understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Shares. The Buyer understands that, because the Company is a shell corporation, the Buyer will not be eligible to use Rule 144 promulgated under the Securities Act for at least one year after “Form 10” information relating to the Docter Business Combination has been filed with the SEC. The Buyer understands that the Shares will be issued in book-entry form.

Section 3.07 Risks of Investment.

(a) The Buyer acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in the Parent’s and the Company’s filings with the SEC. The Buyer is able to fend for itself in the transactions contemplated herein and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Buyer has sought such accounting, legal and tax advice as the Buyer has considered necessary to make an informed investment decision. Alone, or together with any professional advisor(s), the Buyer has considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Buyer and that the Buyer is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Buyer’s investment in the Company, as applicable.

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(b) The Buyer acknowledges specifically that a possibility of total loss exists. In making its decision to purchase the Shares, the Buyer has relied solely upon independent investigation made by the Buyer and the representations and warranties of the Company and Horn set forth herein. Without limiting the generality of the foregoing, the Buyer has not relied on any projections or forecasts of future results of operations of the Company or Horn. Buyer acknowledges and agrees that Buyer had access to, and an adequate opportunity to review, financial and other information of the Company or Horn as Buyer deems necessary in order to make an investment decision with respect to the Shares.

(c) The Buyer understands and agrees that no federal or state agency has passed upon or endorsed the merits of this offering of the Shares or made any findings or determination as to the fairness of this investment or the accuracy or adequacy of the information provided to the Buyer.

Section 3.08. Anti-Money Laundering.  The operations of the Buyer, including the obligations of the Buyer pursuant to this Agreement, are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and all other applicable U.S. and non-U.S. anti-money laundering laws and regulations, including, but not limited to, those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the USA Patriot Act of 2001 and the applicable money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency in the United States and, if the Buyer is a resident of any country other  than the United States the anti-money laundering laws of the country in which the Buyer is a resident (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving Buyer with respect to the Anti-Money Laundering Laws is pending or, to the Buyer’s knowledge, threatened and there is no basis for any such action, suit or proceeding.

Section 3.09. Absence of Certain Relationships.  To the best of the Buyer’s knowledge, none of: (i) the Buyer; (ii) any person controlling or controlled by the Buyer; (iii) any person having a beneficial interest in the Buyer; or (iv) any person for whom the Buyer is acting as agent or nominee in connection with the purchase of the Shares:

(a)    is a country, territory, individual or entity named on a list maintained by of the U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”), or a person or entity prohibited under the OFAC Programs.  The Buyer agrees to promptly notify the Company should the Buyer become aware of any change in the information set forth in these representations; or

(b)   is a senior foreign political figure, or any immediate family member or close associate of a senior foreign political figure, as such terms are defined in the footnotes below.

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ARTICLE IV

Registration Rights

Section 4.01  Demand Registration Rights. The Company hereby agrees with the Buyer or its permitted transferees (collectively, the “Holders”) that at any time after the Effective Time, upon the written notice of the Holders holding a majority of the Shares sold pursuant to this Agreement (the “Requesting Holders”), the Company shall, within forty-five (45) days of receipt of such written notice (the “Demand Notice”), file a registration statement under the Securities Act providing for the proposed resale of such Shares (the “Requested Shares”), all to the extent requisite to permit the sale or other disposition by the prospective seller or sellers of the Requested Shares; provided that the Company shall not be obligated to effect any such registration under any one of the following conditions:

(a) After the Company has effected two (2) such registrations pursuant to this Section 4.01 and each such registration has been declared or ordered effective; or

(b)  If any such Requesting Holders may dispose of shares of Registrable Securities pursuant to an effective registration statement under the Securities Act as in effect on the date hereof or any successor form under the Securities Act.

The Company shall not undertake, or be required to undertake, any action to qualify, register or list any securities on any exchange other than the exchange on which its securities are traded at the time.

In the event that updated financial statements are required to be included in such registration statement, the Company can, at its sole discretion, defer the filing date of the registration statement beyond the forty-five (45) days of receipt of the Demand Notice until ten days after the Company has filed an annual report on Form 20-F containing audited financial statements or furnished a report containing interim financial statements, as the case may be, and as may be required by SEC rules.

Under no circumstances shall the Company be obligated to effect more than one (1) registration statement pursuant to a Demand Notice in any six (6) month period under this Section 4.01 with respect to any or all Registrable Shares

The Company shall not be required to register any shares pursuant to this Section 4.01 or Section 4.02 which are not Registrable Shares. Registrable Shares shall mean and include the Shares issued as part of the transaction contemplated under this Agreement, provided, however, that the Shares will cease to be Registrable Shares when (A) they have been (i) effectively registered under the Securities Act and disposed of in accordance with the registration statement covering them or (ii) disposed of pursuant to Rule 144 under the Securities Act (“Rule 144”), (B) they are or may be freely traded without registration pursuant to Rule 144, or (C) they have been otherwise transferred and new certificates for them not bearing a restrictive legend have been issued by the Company and the Company shall not have “stop transfer” instructions against them.

 Section 4.02 “Piggyback” Registration Rights. The Company hereby agrees with the Holders that at any time after the Effective Time, if the Company shall determine to proceed with the preparation and filing of a new registration statement under the Securities Act in connection with a proposed offer and sale of any of its securities by it or any of its security holders, (other than (a) a registration statement on Form F-4, S-8 or other limited purpose form) the Company will give written notice of its determination to all Holders. Upon the written request from any Holders (the “Requesting Piggyback Holders”), within 10 days after their receipt of any such notice from the Company, the Company will, except as herein provided, cause all of the Shares covered by such request (the “Requested Piggyback Shares”) held by the Requesting Piggyback Holders to be included in such registration statement, all to the extent requisite to permit the sale or other disposition by the prospective seller or sellers of the Requested Piggyback Shares. If any registration pursuant to this Section 4.02 shall be underwritten in whole or in part in connection with an underwritten offering by the Company or its securities, the Company may require that the Requested Piggyback Shares be included in the underwriting on the same terms and conditions as the securities otherwise being sold through the underwriters. In such event, the Requesting Piggyback Holders shall, if requested by the underwriters, execute an underwriting agreement containing customary representations and warranties by selling shareholders; provided, that the representations by the Requesting Piggyback Holders shall be limited to matters relating to its ownership or the Shares being registered and related matters. If the managing underwriter of such public offering advises the Company that the inclusion of any or all of the Requested Piggyback Shares would reduce the number of shares to be offered by the Company or interfere with the successful marketing of the securities offered by the Company, the number of Requested Piggyback Shares otherwise to be included in the underwritten public offering may be reduced pro rata (by number of shares) among the Requesting Piggyback Holders and all other holders of piggyback registration rights with respect to the Company’s ordinary shares who have requested inclusion of their securities or excluded in their entirety if so required by the underwriter. Registration pursuant to this Section 4.02 shall not be deemed to be a demand registration as described in Section 4.01 above. The Company’s obligations under this Section 4.02 shall not apply to the Shares held by a Holder after the earlier of (a) three (3) years from the date of this Agreement, (b) the date that such shares held by a Holder have been sold pursuant to an effective registration statement, and (c) such time as such shares held by a Holder are eligible for immediate resale pursuant to Rule 144.

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Section 4.03 Registration Procedures. To the extent required by Sections 4.01 and 4.02, the Company will:

(a)  prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement with respect to such securities, and use its commercially reasonable efforts to cause such registration statement to become effective as promptly as practicable after the filing thereof;

(b)  prepare and file with the SEC such amendments to such registration statement and supplements to the prospectus contained therein as may be necessary to keep such registration statement effective;

(c)  use its commercially reasonable efforts to register or qualify the securities covered by such registration statement under such state securities or blue sky laws of such jurisdictions as the Requesting Holders may reasonably request, except that the Company shall not for any purpose be required to execute a general consent to service of process or to qualify to do business as a foreign corporation in any jurisdiction wherein it is not so qualified;

(d)  notify the Requesting Holders, promptly after it shall receive notice thereof, of the time when such registration statement has become effective or a supplement to any prospectus forming a part of such registration statement has been filed;

(e)  prepare and file with the SEC, promptly upon the request of any Requesting Holders, any amendments or supplements to such registration statement or prospectus which, in the opinion of counsel for such Holders (and concurred in by counsel for the Company), is required under the Securities Act or the rules and regulations thereunder in connection with the sale or other disposition of Registrable Shares held by such Requesting Holders;

(f)  prepare and promptly file with the SEC and promptly notify such Requesting Holders of the filing of such amendment or supplement to such registration statement or prospectus as may be necessary to correct any statements or omissions if, at the time when a prospectus relating to such securities is required to be delivered under the Securities Act, any event shall have occurred as the result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading; and

(g)  advise the Requesting Holders, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for that purpose.

It is a condition precedent to the obligations of the Company to take any action pursuant to this Article IV that the Requesting Holders shall cooperate with the Company in providing the information necessary to effect the registration of their Registrable Shares, including completion of customary questionnaires and furnishing of information regarding the Requesting Holders, the securities of the Company held by the Requesting Holders and intended method of sale or other disposition as shall be reasonably requested in writing by the Company. Failure to do so will at minimum result in exclusion of such Holders’ Registrable Shares from the registration statement.

Section 4.04 Expenses. To the extent required by Sections 4.01 and 4.02:

(a)  Subject to Section 4.04(b), with respect to any registration required pursuant to Sections 4.01 and 4.02 hereof, all reasonable fees, costs and expenses of and incidental to such registration, inclusion and public offering (as specified in paragraph (b) below) in connection therewith shall be borne by the Company. Notwithstanding the foregoing, the Company shall not be required to pay for any expenses of any registration process begun pursuant to this Section 4.04 if the registration request is subsequently withdrawn at the request of the Holders or any subset thereof, unless the Holders agree that such registration constitutes the use by the Holders of one (1) demand registration pursuant to Section 4.01.

(b)  The fees, costs and expenses of registration to be borne by the Company as provided in paragraph (a) above shall include, without limitation, all registration, filing, and FINRA fees, printing expenses, fees and disbursements of counsel and accountants for the Company, and all legal fees and disbursements and other expenses of complying with state securities or blue sky laws of any jurisdictions in which the securities to be offered are to be registered and qualified (except as provided in 4.04(a) above). Fees and disbursements of counsel and accountants for the Holders and any other expenses incurred by the Holders not expressly included above, including any underwriting discounts and selling commissions or other amounts payable to underwriter(s) or broker(s) in connection with the sale or other disposition of the Holders’ Shares, shall be borne by the Holders or the applicable Holders (as the case may be) on a pro rata basis.

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ARTICLE V

Acknowledgement; Waiver

Section 5.01 Acknowledgement; Waiver. Buyer (i) acknowledges that each of the Company and Horn may possess or have access to material non-public information which has not been and will not be communicated to Buyer; (ii) hereby waives any and all claims, whether at law, in equity or otherwise, that he, she, or it may now have or may hereafter acquire, whether presently known or unknown, against the Company or Horn or any of the foregoing’s officers, directors, employees, agents, affiliates, subsidiaries, successors or assigns relating to any failure to disclose any non-public information in connection with the transactions contemplated by this Agreement, including without limitation, any such claims arising under the securities or other laws, rules and regulations, and (iii) is aware that each of the Company and Horn is relying on the foregoing acknowledgement and waiver in clauses (i) and (ii) above, respectively, in connection with the transactions contemplated by this Agreement.

ARTICLE VI

Miscellaneous

Section 6.01 Termination. This Agreement shall terminate on the earlier of (i) the date the Merger Agreement is terminated, and (ii) the last day by which the Parent must complete a Business Combination, which is presently October 28, 2025.

Section 6.02 Counterparts; Facsimile. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. This Agreement or any counterpart may be executed via facsimile transmission, and any such executed facsimile copy shall be treated as an original.

Section 6.03 Governing Law. This Agreement shall for all purposes be deemed to be made under and shall be construed in accordance with the laws of New York. Each of the parties hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall federal or state court sitting in the City, County and State of New York and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Each of the parties hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Section 6.04 Remedies Cumulative. Each of the parties hereto acknowledges and agrees that, in the event of any breach of any covenant or agreement contained in this Agreement by the other party, money damages may be inadequate with respect to any such breach and the non-breaching party may have no adequate remedy at law. It is accordingly agreed that each of the parties hereto shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to seek injunctive relief and/or to compel specific performance to prevent breaches by the other party hereto of any covenant or agreement of such other party contained in this Agreement. Accordingly, Buyer hereby agrees that each of the Company and Horn is entitled to an injunction prohibiting any conduct by the Buyer in violation of this Agreement and the Buyer shall not seek the posting of any bond in connection with such request for an injunction. Furthermore, in any action by either the Company or Horn to enforce this Agreement, Buyer waives its right to assert any counterclaims and its right to assert set-off as a defense. The prevailing party agrees to pay all costs and expenses, including reasonable attorneys’ and experts’ fees that such prevailing party may incur in connection with the enforcement of this Agreement.

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Section 6.05 Severability. If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 6.06 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, successors and permitted assigns.

Section 6.07 Headings. The descriptive headings of the Sections hereof are inserted for convenience only and do not constitute a part of this Agreement.

Section 6.08 Entire Agreement; Changes in Writing. This Agreement constitutes the entire agreement among the parties hereto and supersedes and cancels any prior agreements, representations and warranties, whether oral or written, among the parties hereto relating to the transaction contemplated hereby. Neither this Agreement nor any provision hereof may be changed or amended orally, but only by an agreement in writing signed by the other party hereto.

Section 6.09 Further Assurances. If at any time any of the parties hereto shall consider or be advised that any further documents or actions are necessary or desirable to vest, perfect or confirm of record or otherwise the rights, title or interest in or to the Shares or under or otherwise pursuant to this Agreement, the parties hereto shall execute and deliver such further documents or take such actions and provide all assurances and to take and do all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in or to the Shares or under or otherwise pursuant to this Agreement.

Section 6.10 Notice. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered by email, with evidence of delivery, (iii) one business day after being sent, if sent by reputable, internationally recognized overnight courier service that provides evidence of delivery or attempted delivery, or (iv) three (3) business days (five (5) business days for overseas) after being mailed, if sent by registered or certified mail, prepaid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company at or prior to the Closing, to: Aimfinity Investment Corp. I 221 W 9th St, PMB 235 Wilmington, Delaware 19801 Attention: I-Fa Chang E-mail: ivan@inkstonecapital.com	with a copy (which will not constitute notice) to: Robinson & Cole LLP Chrysler East Building 666 Third Avenue, 20th Floor New York, New York 10017 Attn: Arila Zhou Email: azhou@rc.com
If to Horn Horn Enterprise Co. Ltd. 14F-7, No. 597, Jiuru 2nd Road Samin District, Kaohsiung, Taiwan Attn: Hsin-Ming Huang Email: hsinming@docter.one	Winston & Strawn LLP 800 Capitol Street, Suite 2400 Houston, TX 77002 Attn: Ben Smolij Email: bsmolij@winston.com
With a copy to Docter Inc. 14F-7, 597 Jiuru 2nd Rd, Sanmin District Kaohsiung City, Taiwan Attention: Hsin-Ming Huang Email: hsinming@docter.one	Winston & Strawn LLP 800 Capitol Street, Suite 2400 Houston, TX 77002 Attn: Ben Smolij Email: bsmolij@winston.com

If to the Company after the Closing:

Inkwater Holding Inc.

14F-7, 597 Jiuru 2nd Rd, Sanmin District

Kaohsiung City, Taiwan

Attention: I-Fa Chang; Hsin-Ming Huang

Email: ivan@inkstonecapital.com;
hsinming@docter.one

Winston & Strawn LLP 800 Capitol Street, Suite 2400 Houston, TX 77002 Attn: Ben Smolij Email: bsmolij@winston.com

Notice to the Buyer shall be given to the address underneath the Buyer’s name on the signature page hereto to the attention of the person who executed this Agreement on behalf of the Buyer.

[The remainder of this page is intentionally left blank]

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IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date set forth on the first page of this Agreement.

COMPANY:

AIMFINITY INVESTMENT MERGER SUB I

By:	/s/ I-Fa Chang
Name:	I-Fa Chang
Title:	Director

HORN
HORN ENTERPRISE CO., LTD

By:	/s/ Hsin-Ming Huang
Name:	Hsin-Ming Huang
Title:	Chief Executive Officer and Director

10

BUYER SIGNATURE PAGES TO

SECURITIES PURCHASE AGREEMENT

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Buyer: ___________Chou, Ji-Jung__________________________

Signature of Authorized Signatory of Buyer: ______/s/ Chou Ji-Jung__________

Name of Authorized Signatory: ____ Chou, Ji-Jung __________________________________

Title of Authorized Signatory: ________________________________________________

Email Address of Authorized Signatory:_________________________________________

Facsimile Number of Authorized Signatory: __________________________________________

Address for Notice to Buyer: [omitted]

Address for Delivery of Securities to Buyer (if not same as address for notice):

Principal Amount: $_1,536,413_______

Number of Shares: ___153,641________

EIN Number: _______________________

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Exhibit A

Accredited Investor Questionnaire

__x__ A natural person whose individual net worth or joint net worth with Buyer’s spouse, at the time of this purchase exceeds $1,000,000. For the purposes of calculating joint net worth, joint net worth can be the aggregate net worth of the investor and spouse or spousal equivalent; assets need not be held jointly to be included in the calculation. Reliance on the joint net worth standard of this paragraph does not require that the securities be purchased jointly. (PLEASE NOTE: In calculating net worth, you include all of your assets (other than your primary residence), whether liquid or illiquid, such as cash, stock, securities, personal property and real estate based on the fair market value of such property MINUS all debts and liabilities (other than indebtedness secured by your primary residence, up to the estimated fair market value of the primary residence, unless the borrowing occurs in the 60 days preceding the purchase of the Units and is not in connection with the acquisition of the primary residence. In such cases, the debt secured by the primary residence must be treated as a liability in the net worth calculation.). In the event any incremental mortgage or other indebtedness secured by your primary residence occurs in the 60 days preceding the date of the purchase of the Units, the incremental borrowing must be treated as a liability and deducted from your net worth even though the value of your primary residence will not be included as an asset. Further, the amount of any mortgage or other indebtedness secured by your primary residence that exceeds the fair market value of the residence should also be deducted from your net worth);

_____ A natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with Buyer’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

_____ A director or executive officer or manager of the Company.

_____A natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status. In determining whether to designate a professional certification or designation or credential from an accredited educational institution for purposes of this paragraph, the Commission will consider, among others, the following attributes: (i) The certification, designation, or credential arises out of an examination or series of examinations administered by a self-regulatory organization or other industry body or is issued by an accredited educational institution; (ii) The examination or series of examinations is designed to reliably and validly demonstrate an individual’s comprehension and sophistication in the areas of securities and investing; (iii) Persons obtaining such certification, designation, or credential can reasonably be expected to have sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of a prospective investment; and (iv) An indication that an individual holds the certification or designation is either made publicly available by the relevant self-regulatory organization or other industry body or is otherwise independently verifiable. Note: The Commission will designate professional certifications or designations or credentials for purposes of this item, by order, after notice and an opportunity for public comment. The professional certifications or designations or credentials currently recognized by the Commission as satisfying the above criteria will be posted on the Commission’s website.

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_____A natural person who is a “knowledgeable employee,” as defined in rule 3c5(a)(4) under the Investment Company Act of 1940, of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act.

_____A “family office,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

_____A “family client,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements of a family office above and whose prospective investment in the issuer is directed by such family office.

_____ Any bank as defined in section 3(a)(2) of the Securities Act or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity; Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors.

_____ Any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934.

_____ Insurance company as defined in section 2(13) of the Securities Act.

_____ Investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act.

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_____ Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958.

_____ Employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors.

_____ Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940.

_____ Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, partnership, or limited liability company not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000.

_____ Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the Commission under the Securities Act.

_____Any entity, of a type not listed above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000. For the purposes this item, “investments” is defined in rule 2a51-1(b) under the Investment Company Act of 1940.

_____ Any entity in which all of the equity owners are accredited investors (i.e., all of the equity owners meet one of the tests for an accredited investor1).

_____ Any Individual Retirement Account (IRA) for the benefit of an accredited investor2.

[1]	If the Purchase is an accredited investor because all equity owners are accredited investors, each equity owner should complete an accredited investor questionnaire and should provide a copy of his or her license or passport.

[2]	The tests for an accredited investor who is an individual are the first five tests on this Exhibit A.

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Exhibit 10.3

HORN ENTERPRISE CO., LTD.

NON-INTEREST BEARING PROMISSORY NOTE

NTD$45,000,000 (approximately USD$1,536,413)

July 25, 2025 (“Issuance Date”)

FOR VALUE RECEIVED, Horn Enterprise Co., Ltd., a Taiwanese company (the “Company”), promises to pay to Chou, Ji-Jung with a principal office at [omitted], Pingtung County 932, Taiwan (R.O.C.), or its successor or permitted assigns (“Investor” or “Holder”), in lawful money of Taiwan the principal sum of NTD$45,000,000 (approximately USD$1,536,413) (the “Principal Amount”)), of this Promissory Note (this “Note”) as set forth below.

The following is a statement of the rights of Investor and the conditions to which this Note is subject, and to which Investor, by the acceptance of this Note, agrees:

1.	Payments.

(a) No Interest. This Note carries no interest.

(b) Payment Schedule. Subject to the rights of Investor in Section 3, unless otherwise converted, redeemed or repaid pursuant to the terms of this Note, the full outstanding and unpaid Principal Amount shall be repaid in full by the Company as described in Section 3.

2.	Events of Default. The occurrence of any of the following shall constitute an “Event of Default” under this Note:

(a) Voluntary Bankruptcy or Insolvency Proceedings. The Company shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or substantially all of its property, (ii) admit in writing its inability to pay its debts generally as they mature, (iii) make a general assignment for the benefit of its creditors, (iv) be dissolved or liquidated, or (v) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect, or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other bankruptcy proceeding commenced against it, in the case of each of (i) through (v), other than in connection with a solvent dissolution, liquidation, reorganization or similar corporate proceedings; or

(b) Involuntary Bankruptcy or Insolvency Proceedings. Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company, of all or substantially all of the Company’s property, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief that would constitute the Company or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be stayed, dismissed or discharged within ninety (90) days of commencement; or

(c) Unlawfulness and Invalidity. It is or becomes unlawful for the Company to perform any of its obligations under this Note, or any obligations of the Company under this Note are not or cease to be legal, valid, binding or enforceable.

3.	Rights of Investor upon an Event of Default.

Within two (2) business days of the occurrence of any Event of Default described in Section 2, the Company shall notify the Holder the occurrence of such Event of Default and request the Holder to provide the wire instruction to return all outstanding and unpaid Principal Amount. Within three (3) business days of receipt of the wire instruction from the Holder, the Company shall release all Principal Amount in the escrow account to the Holder in accordance with the wire instruction.

4.  Discharge of Obligations. Upon the full repayment of the outstanding and unpaid Principal Amount in accordance with Section 3 of this Note, the Company shall be forever released from all its obligations and liabilities under this Note and this Note shall be deemed of no further force or effect, without any further action of any party, whether or not the original of this Note has been delivered to the Company for cancellation.

5.	Miscellaneous.

(a) Successors and Assigns. This Note shall be binding upon the Company and its successors and assigns.

(b) Waiver and Amendment. This Note and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. Any provision of this Note may be amended and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and Investor in the case of an amendment or modification or by the party granting the waiver in the case of a waiver. No delay or omission on the part of either party hereto in exercising any right hereunder shall operate as a waiver of such right or of any other right. A waiver on any one occasion shall not be construed as a bar to or waiver of any such right and/or remedy in any future occasion.

(c) Applicable Law: Disputes. This Note shall for all purposes be deemed to be made under and shall be construed in accordance with the laws of Taiwan.

(d) Payment. Payment shall be made in lawful tender of the United States or Taiwan.

(e) Expenses. All costs and expenses incurred in connection with this Note shall be paid by the party incurring such cost or expense.

(f) Counterparts. This Note may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Note.

(Signature Page Follows)

2

IN WITNESS WHEREOF, the Company has executed and delivered this Note the date and year first above written.

HORN ENTERPRISE CO., LTD.

/s/ Hsing-Ming Huang
Name:	Hsin-Ming Huang
Title:	Chief Executive Officer and Director

INVESTOR:

/s/ Chou Ji-Jung
Name:	Chou, Ji-Jung

3

Exhibit 10.4

HORN ENTERPRISE CO., LTD.

NON-INTEREST BEARING PROMISSORY NOTE

NTD$45,000,000 (approximately USD$1,536,413)

July 25, 2025 (“Issuance Date”)

FOR VALUE RECEIVED, Horn Enterprise Co., Ltd., a Taiwanese company (the “Company”), promises to pay to Lan, Shi-Jyun with a principal office at [omitted], Pingtung County 905, Taiwan (R.O.C.), or its successor or permitted assigns (“Investor” or “Holder”), in lawful money of Taiwan the principal sum of NTD$45,000,000 (approximately USD$1,536,413) (the “Principal Amount”)), of this Promissory Note (this “Note”) as set forth below.

The following is a statement of the rights of Investor and the conditions to which this Note is subject, and to which Investor, by the acceptance of this Note, agrees:

1.	Payments.

(a) No Interest. This Note carries no interest.

(b) Payment Schedule. Subject to the rights of Investor in Section 3, unless otherwise converted, redeemed or repaid pursuant to the terms of this Note, the full outstanding and unpaid Principal Amount shall be repaid in full by the Company as described in Section 3.

2.	Events of Default. The occurrence of any of the following shall constitute an “Event of Default” under this Note:

(a) Voluntary Bankruptcy or Insolvency Proceedings. The Company shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or substantially all of its property, (ii) admit in writing its inability to pay its debts generally as they mature, (iii) make a general assignment for the benefit of its creditors, (iv) be dissolved or liquidated, or (v) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect, or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other bankruptcy proceeding commenced against it, in the case of each of (i) through (v), other than in connection with a solvent dissolution, liquidation, reorganization or similar corporate proceedings; or

(b) Involuntary Bankruptcy or Insolvency Proceedings. Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company, of all or substantially all of the Company’s property, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief that would constitute the Company or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be stayed, dismissed or discharged within ninety (90) days of commencement; or

(c) Unlawfulness and Invalidity. It is or becomes unlawful for the Company to perform any of its obligations under this Note, or any obligations of the Company under this Note are not or cease to be legal, valid, binding or enforceable.

3.	Rights of Investor upon an Event of Default.

Within two (2) business days of the occurrence of any Event of Default described in Section 2, the Company shall notify the Holder the occurrence of such Event of Default and request the Holder to provide the wire instruction to return all outstanding and unpaid Principal Amount. Within three (3) business days of receipt of the wire instruction from the Holder, the Company shall release all Principal Amount in the escrow account to the Holder in accordance with the wire instruction.

4.  Discharge of Obligations. Upon the full repayment of the outstanding and unpaid Principal Amount in accordance with Section 3 of this Note, the Company shall be forever released from all its obligations and liabilities under this Note and this Note shall be deemed of no further force or effect, without any further action of any party, whether or not the original of this Note has been delivered to the Company for cancellation.

5.	Miscellaneous.

(a) Successors and Assigns. This Note shall be binding upon the Company and its successors and assigns.

(b) Waiver and Amendment. This Note and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. Any provision of this Note may be amended and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and Investor in the case of an amendment or modification or by the party granting the waiver in the case of a waiver. No delay or omission on the part of either party hereto in exercising any right hereunder shall operate as a waiver of such right or of any other right. A waiver on any one occasion shall not be construed as a bar to or waiver of any such right and/or remedy in any future occasion.

(c) Applicable Law: Disputes. This Note shall for all purposes be deemed to be made under and shall be construed in accordance with the laws of Taiwan.

(d) Payment. Payment shall be made in lawful tender of the United States or Taiwan.

(e) Expenses. All costs and expenses incurred in connection with this Note shall be paid by the party incurring such cost or expense.

(f) Counterparts. This Note may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Note.

(Signature Page Follows)

2

IN WITNESS WHEREOF, the Company has executed and delivered this Note the date and year first above written.

HORN ENTERPRISE CO., LTD.

/s/ Hsing-Ming Huang
Name:	Hsing-Ming Huang
Title:	Chief Executive Officer and Director

INVESTOR:

/s/ Lan Shi-Jyun
Name:	Lan, Shi-Jyun

3

Exhibit 10.5

THIS PROMISSORY NOTE (“NOTE”) HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF REGISTRATION OF THE RESALE THEREOF UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

PROMISSORY NOTE

Principal Amount: US$55,823.8

Dated: July 28, 2025

New York, New York

FOR VALUE RECEIVED, Aimfinity Investment Corp. I (the “Maker” or the “Company”) promises to pay to the order of I-Fa Chang, a member and the manager of Aimfinity Investment LLC, or his assignees or successors in interest (the “Payee”), the principal sum of Fifty-Five Thousand, Eight Hundred and Twenty-Three Dollars, and Eighty Cent (US$55,823.8), on the terms and conditions described below. All payments on this Note shall be made by wire transfer of immediately available funds to such account as the Payee may from time to time designate by written notice in accordance with the provisions of this note (the “Note”).

1.	Principal. The principal balance of this Note shall be payable by the Maker to the Payee upon the date on which the Maker consummates the business combination (a “Business Combination”) as provided in the Agreement and Plan of Merger, dated October 13, 2023, by and among the Maker, Aimfinity Investment Merger Sub I, a Cayman Islands subsidiary of the Maker (the “PubCo”), Aimifnity Investment Merger Sub II, Inc., a Cayman Islands subsidiary of the PubCo (the “Merger Sub”), and Docter, Inc., a Delaware corporation (“Docter”), or the date of expiry of the term of the Maker, whichever is earlier (such date, the “Maturity Date”). The principal balance may be prepaid at any time prior to the Maturity Date without penalty. Under no circumstances shall any individual, including but not limited to any officer, director, employee or stockholder of the Maker, be obligated personally for any obligations or liabilities of the Maker hereunder.

2.	Conversion Rights. In the case that the Note remains outstanding when and if the Business Combination is consummated, the Payee shall convert this Note, in whole or in part, into ordinary shares, par value $0.0001 per share, of the PubCo (the “PubCo Shares”). The number of PubCo Shares to be received by the Payee in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to such Payee by (y) $10.00.

(a)	Fractional Shares. No fractional PubCo Shares will be issued upon conversion of this Note. In lieu of any fractional PubCo Shares to which Payee would otherwise be entitled, the Maker will pay to Payee in cash the amount of the unconverted principal balance of this Note that would otherwise be converted into such fractional PubCo Shares.

(b)	Effect of Conversion. If the Maker receives notice of the Payee’s intention to convert this Note at least two business days prior to the closing of a Business Combination, this Note shall be deemed to be converted on such closing date. At its expense, the Maker will cause PubCo, upon receipt of such conversion notice, as soon as practicable after consummation of a Business Combination, issue and deliver to Payee, at Payee’s address as requested by Payee in its conversion notice, a certificate or certificates for the number of PubCo Shares to which Payee is entitled upon such conversion (bearing such legends as are customary pursuant to applicable state and federal securities laws), including a check payable to Payee for any cash amounts payable as a result of any fractional PubCo Shares as described herein.

3.	Interest. This Note does not carry any interest on the unpaid principal balance of this Note, provided, that, any overdue amounts shall accrue default interest at a rate per annum equal to the interest rate which is the prevailing short term United States Treasury Bill rate, from the date on which such payment is due until the day on which all sums due are received by the Payee.

4.	Application of Payments. All payments shall be applied first to payment in full of any costs incurred in the collection of any sum due under this Note, including but not limited to reasonable attorney’s and auditor’s fees and expenses, then to the payment in full of any late charges, and finally to the reduction of the unpaid principal balance of this Note.

5.	Events of Default. The following shall constitute an event of default (each, an “Event of Default”):

(a)	Failure to Make Required Payments. Failure by the Maker to pay the principal amount due pursuant to this Note more than 5 business days of the Maturity Date.

(b)	Voluntary Bankruptcy, etc. The commencement by the Maker of a voluntary case under any applicable bankruptcy, insolvency, reorganization, rehabilitation or other similar law, or the consent by it to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of the Maker or for any substantial part of its property, or the making by it of any assignment for the benefit of creditors, or the failure of the Maker generally to pay its debts as such debts become due, or the taking of corporate action by the Maker in furtherance of any of the foregoing.

(c)	Involuntary Bankruptcy, etc. The entry of a decree or order for relief by a court having jurisdiction in the premises in respect of the Maker in an involuntary case under any applicable bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Maker or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days.

(d)	Breach of Other Obligations. The Maker fails to perform or comply with any one or more of its obligations under this Note.

(e)	Cross Default. Any present or future indebtedness of the Maker in respect of moneys borrowed or raised becomes (or becomes capable of being declared) due and payable prior to its stated maturity by reason of any event of default, or any such indebtedness is not paid when due or, as the case may be, within any applicable grace period.

(f)	Enforcement Proceedings. A distress, attachment, execution or other legal process is levied or enforced on or against any assets of the Maker which is not discharged or stayed within 30 days.

(g)	Unlawfulness and Invalidity. It is or becomes unlawful for the Maker to perform any of its obligations under this Note, or any obligations of the Maker under this Note are not or cease to be legal, valid, binding or enforceable.

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6.	Remedies.

(a)	Upon the occurrence of an Event of Default specified in Section 5(a) and 5(d) hereof, the Payee may, by written notice to the Maker, declare this Note to be due immediately and payable, whereupon the unpaid principal amount of this Note, and all other amounts payable hereunder, shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, notwithstanding anything contained herein or in the documents evidencing the same to the contrary.

(b)	Upon the occurrence of an Event of Default specified in Sections 5(b), 5(c), 5(e), 5(f) and 5(g) hereof, the unpaid principal balance of this Note, and all other sums payable with regard to this Note hereunder, shall automatically and immediately become due and payable, in all cases without any action on the part of the Payee.

7.	Taxes. The Maker will pay all amounts due hereunder free and clear of and without reduction for any taxes, levies, imposts, deductions, withholding or charges imposed or levied by any governmental authority or any political subdivision or taxing authority thereof with respect thereto (“Taxes”). The Maker will pay on behalf of the Payee all such Taxes so imposed or levied and any additional amounts as may be necessary so that the net payment of principal and any interest on this Note received by the Payee after payment of all such Taxes shall be not less than the full amount provided hereunder.

8.	Waivers. The Maker and all endorsers and guarantors of, and sureties for, this Note waive presentment for payment, demand, notice of dishonor, protest, and notice of protest with regard to the Note, all errors, defects and imperfections in any proceedings instituted by the Payee under the terms of this Note, and all benefits that might accrue to the Maker by virtue of any present or future laws exempting any property, real or personal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment; and the Maker agrees that any real estate that may be levied upon pursuant to a judgment obtained by virtue hereof or any writ of execution issued hereon, may be sold upon any such writ in whole or in part in any order desired by the Payee.

9.	Unconditional Liability. The Maker hereby waives all notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by the Payee, and consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by the Payee with respect to the payment or other provisions of this Note, and agrees that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to the Maker or affecting the Maker’s liability hereunder. For the purpose of this Note, “business day” shall mean a day (other than a Saturday, Sunday or public holiday) on which banks are open in China and New York for general banking business.

10.	Notices. All notices, statements or other documents which are required or contemplated by this Note shall be made in writing and delivered: (i) personally or sent by first class registered or certified mail, overnight courier service to the address most recently provided in writing to such party or such other address as may be designated in writing by such party, (ii) by fax to the number most recently provided to such party or such other fax number as may be designated in writing by such party, or (iii) by email, to the email address most recently provided to such party or such other email address as may be designated in writing by such party. Any notice or other communication so transmitted shall be deemed to have been given on (a) the day of delivery, if delivered personally, (b) only if the receipt is acknowledged, the day after such receipt, if sent by fax or email, (c) the business day after delivery to an overnight courier service, if sent by an overnight courier service, or (d) 5 days after mailing if sent by first class registered or certified mail.

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11.	Construction. This Note shall be construed and enforced in accordance with the laws of New York, without regard to conflict of law provisions thereof.

12.	Severability. Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. The Payee hereby waives any and all right, title, interest or claim of any kind (“Claim”) in or to any amounts contained in the trust account deriving from the proceeds of the IPO conducted by the Maker and the proceeds of the sale of securities in a private placement (if any) prior to the effectiveness of the IPO, as described in greater detail in the Prospectus filed with the Securities and Exchange Commission in connection with the IPO (the “Trust Account Funds”), and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim from the Trust Account Funds or any distribution therefrom for any reason whatsoever. If Maker does not consummate the Business Combination, this Note shall be repaid only from amounts other than Trust Account Funds, if any.

13.	Amendment; Waiver. Any amendment hereto or waiver of any provision hereof may be made with, and only with, the written consent of the Maker and the Payee.

14.	Assignment. This Note shall be binding upon the Maker and its successors and assigns and is for the benefit of the Payee and its successors and assigns, except that the Maker may not assign or otherwise transfer its rights or obligations under this Note. The Payee may at any time without the consent of or notice to the Maker assign to one or more entities all or a portion of its rights under this Note.

[signature page follows]

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The Parties, intending to be legally bound hereby, have caused this Note to be duly executed by the undersigned as of the day and year first above written.

MAKER:

Aimfinity Investment Corp. I

By:	/s/ I-Fa Chang
Name:	I-Fa Chang
Title:	CEO and Chairman

PAYEE:

I-Fa Chang

By:	/s/ I-Fa Chang

[signature page to the promissory note]

Exhibit 99.1

Aimfinity Investment Corp. I Announces New Monthly Extension for Business Combination

Wilmington, DE, July 28, 2025 (GLOBE NEWSWIRE) -- Aimfinity Investment Corp. I (the “AIMA”) (Nasdaq: AIMTF), a special purpose acquisition company incorporated as a Cayman Islands exempted company, today announced that, in order to extend the date by which the Company mush complete its initial business combination from July 28, 2025 to August 28, 2025, on July 28, 2025, I-Fa Chang, manager of the sponsor of the Company, has deposited into its trust account (the “Trust Account”) an aggregate of $55,823.8, or for $0.05 per Class A ordinary share held by public shareholders (the “Monthly Extension Payment”).

Pursuant to the Company’s fourth amended & restated memorandum and articles of association (“Current Charter”), effectively January 9, 2025, the Company may extend on a monthly basis from January 28, 2025 until October 28, 2025 or such an earlier date as may be determined by its board to complete a business combination by depositing the Monthly Extension Payment for each month into the Trust Account. This is the seventh of nine monthly extensions sought under the Current Charter of the Company.

About Aimfinity Investment Corp. I

Aimfinity Investment Corp. I is a special purpose acquisition company (SPAC) focused on merging with high-growth potential businesses and facilitating their entry into the capital markets.

Additional Information and Where to Find It

As previously disclosed, on October 13, 2023, AIMA entered into that certain Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and between AIMA, Docter, Aimfinity Investment Merger Sub I, a Cayman Islands exempted company and wholly-owned subsidiary of AIMA (“Purchaser”), and Aimfinity Investment Merger Sub II, Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser (“Merger Sub”), pursuant to which AIMA is proposing to enter into a business combination with Docter involving an reincorporation merger and an acquisition merger. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. AIMA’s shareholders and other interested persons are advised to read, when available, the proxy statement/prospectus and the amendments thereto and other documents filed in connection with the proposed business combination, as these materials will contain important information about AIMA, Purchaser or Docter, and the proposed business combination. The proxy statement/prospectus and other relevant materials for the proposed business combination have been mailed to shareholders of AIMA as of the record date of February 25, 2025, established for voting on the proposed business combination. Such shareholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to AIMA’s principal office at 221 W 9th St, PMB 235 Wilmington, Delaware 19801.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended. Statements that are not historical facts, including statements about the proposed transactions described herein, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the proposed transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the proposed business combination, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; (ii) risks related to the ability of AIMA and Docter to successfully integrate the businesses; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iv) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of AIMA or Docter; (v) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (vi) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of AIMA’s securities; (vii) the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Docter to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (viii) risks relating to the medical device industry, including but not limited to governmental regulatory and enforcement changes, market competitions, competitive product and pricing activity; and (ix) risks relating to the combined company’s ability to enhance its products and services, execute its business strategy, expand its customer base and maintain stable relationship with its business partners.

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A further list and description of risks and uncertainties can be found in the prospectus filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2022 relating to AIMA’s initial public offering (File No. 333-263874), the annual report of AIMA on Form 10-K for the fiscal year ended on December 31, 2024, filed with the SEC on April 15, 2025, and in the final prospectus/proxy statement filed with the SEC on March 6, 2025 relating to the proposed transactions (File No. 333-284658) (the “Final Prospectus”), and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and AIMA, Docter, and their subsidiaries or affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information and Where to Find It

In connection with the proposed transactions described herein, Purchaser filed the Final Prospectus with the SEC on March 6, 2025. The proxy statement and a proxy card has been mailed to AIMA’s shareholders of record as of February 25, 2025. Shareholders of AIMA will also be able to obtain a copy of the Final Prospectus without charge from AIMA. The Final Prospectus may also be obtained without charge at the SEC’s website at www.sec.gov. INVESTORS AND SECURITY HOLDERS OF AIMA ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTIONS THAT AIMA WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AIMA, DOCTER AND THE PROPOSED TRANSACTIONS.

Participants in the Solicitation

AIMA, Docter, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of AIMA’s shareholders in connection with the proposed transactions described herein. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AIMA’s shareholders in connection with the proposed business combination is set forth in the Final Prospectus.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of any potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of AIMA, Purchaser or Docter, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

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